
PENSECO
FINANCIAL SERVICES
CORPORATION


10011159

ANNUAL REPORT 2009

142-150 N. WASHINGTON AVE

PENN SECURITY BANK BUILDING

Annual Report 2009



PENSECO FINANCIAL SERVICES CORPORATION


PSFC
Penn Security

company profile

Founded in 1902, Penn Security Bank and Trust Company is a wholly owned subsidiary of Penseco Financial Services Corporation with headquarters located at 150 North Washington Avenue in Scranton, Pennsylvania. We maintain 12 full-service banking locations throughout Lackawanna, Luzerne, Monroe and Wayne Counties.

The bank offers a wide range of personal and business accounts and services including, Trust & Investments and Brokerage services. In addition, the bank maintains an in-house full-service merchant services department providing credit and debit card processing for our business customers as a charter issuing member of both MasterCard® and Visa®.

Looking to the future, we look forward to helping our customers achieve their financial goals, create a work environment where our employees can develop professionally and help to make our local communities better places to live and work. We will do this by focusing on our core values and company vision to become the premier financial services company in Northeastern Pennsylvania as measured by quality, earnings and growth.

Strength You Can Bank On

table of contents


Protect

our mission

To maximize the long-term return to our shareholders.

our vision

To become the premier financial services company in Northeastern Pennsylvania as measured by quality, earnings and growth.

our basic beliefs

We will work together to achieve our vision by:

- Helping our customers achieve their financial goals.
- Creating a work environment where our employees can develop professionally.
- Helping to make our communities better places to live and work.

our core values

We will execute our basic beliefs by focusing on our four core values:

- **Protect** – protect our customers' assets.
- **Engage** – be engaging with customers, coworkers and partners.
- **Convenience** – make things easy.
- **Be Efficient** – manage expenses.

financial highlights

net income



year
2005
2006
2007
2008
2009
dollars = thousands
$ 8,372

net income – core



year
2005
2006
2007
2008
2009
dollars = thousands
$ 9,541

earnings per share



year
2005
2006
2007
2008
2009
dollars
$ 2.80

earnings per share – core



year
2005
2006
2007
2008
2009
dollars
$ 3.19

dividends per share



year
2005
2006
2007
2008
2009
dollars
$ 1.68

total risk-based capital



year
2005
2006
2007
2008
2009
percentage points
16.90


total deposits
year
dollars = thousands
2005 $ 397,867
2006 $ 413,800
2007 $ 416,533
2008 $ 424,725
2009 $ 645,434
ROA
year
percentage points
2005 1.03
2006 1.07
2007 1.15
2008 1.40
2009 1.04
ROE
year
percentage points
2005 9.23
2006 9.15
2007 9.75
2008 11.89
2009 7.93


total assets
year
dollars = thousands
2005 $ 575,688
2006 $ 569,821
2007 $ 580,793
2008 $ 628,967
2009 $ 883,327
ROA – core
year
percentage points
2005 1.03
2006 1.16
2007 1.21
2008 1.21
2009 1.18
ROE – core
year
percentage points
2005 9.24
2006 9.95
2007 10.23
2008 10.33
2009 9.03




Penn Security



D. William Hume and Craig W. Best

Dear Shareholders,

We are pleased to provide you with our Annual Report for 2009, a year of continued difficulty on our nation's economy. Rising unemployment, the depressed housing market and the deteriorating commercial real estate market proved to be especially hard on the financial services industry.

Throughout these challenging economic times, our employees continue to be focused on servicing the financial needs of our customers. Their dedication and hard work have produced another year of strong financial performance.

In December of 2008, we announced our intentions to merge with Old Forge Bank. The merger was completed on April 1, 2009 and created one of the strongest community banks in Northeastern Pennsylvania. Old Forge Bank added three branches to our retail network and provided Penn Security with much needed coverage in both northern and southern Lackawanna County. The $215 million of assets from Old Forge Bank helped us grow total assets from $629 million at year-end 2008 to $883 million at year-end 2009.

Our Company reported earnings of $8.4 million for the twelve months ended December 31, 2009. This represents a $241 thousand or 2.8% decrease from 2008 and includes $1.6 million in one-time merger related charges along with $900 thousand of increased FDIC insurance premiums. Fiscal year 2008 included a one-time positive gain of $1.7 million from VISA International's Initial Public Offering.

Total revenue continued to increase and reached $40.9 million in 2009 compared to $34.1 million in 2008. Net interest income was $30.6 million in 2009, an increase of $7.5 million due mostly to the increased loan portfolio from Old Forge Bank.

Safe Strong Secure

Non-interest income decreased $600 thousand or 5.5% from $11.0 million in 2008 to $10.4 million in 2009. In 2008, the company realized a $1.2 million positive impact from VISA International's Initial Public Offering. One area of major improvement was service charges on deposits which increased 33% from $1.5 million in 2008 to $2.0 million in 2009 as our number of checking accounts grew to 23,881.

Asset quality continues to be a strength of the organization as net charge-offs and non-performing loans remain low at just .22% and .39% of total loans. Management added $2.3 million to the Allowance for Loan Losses which increased the balance at December 31, 2009 to $6.3 million or 1.04% of total loans.

In 2009, our Company continued to work on initiatives designed to improve our long-term financial performance. In April of this past year, the integration of Old Forge Bank was completed. The employees of both organizations worked extremely long hours and were able to complete the system conversions by April 20, 2009 with very little disruption to our customers.

In July, we held the grand re-opening of our Abington Office. The new renovations added an additional 1,000 square feet of private offices, teller windows and lobby space. The added convenience and privacy helped increase deposits from $49.2 million in 2008 to $63.4 million in 2009.

In October, we broke ground on our new Mount Pocono Office. This new facility will be 3,000 square feet with three drive-up lanes. It will have great visibility and improved access at the intersection of Routes 611 and 940 in Mount Pocono. Completion is scheduled for early Spring 2010.

To enhance our ability to identify and manage risk throughout our organization, we created the senior level position of Chief Risk Officer in December of 2009. This position will facilitate our enterprise wide risk assessment and will help us identify, monitor and quickly mitigate the inherent risks of a community bank in today's economic environment.

During the past year, Marie Alimenti, James Antonio, Faith Jones, Mary Jones, Sandra Mulligan, Jacqueline Orlosky, Linda Rowan and Marilyn Smar retired from the Company. We thank them for their many years of dedicated service and wish them the best in their retirement.

In 2009, our local economy began to experience the negative impact of our nation's economic downturn. The local housing market has slowed and the unemployment rate in Northeastern Pennsylvania increased to 9.7% by year-end. As a local community bank, the employees of Penn Security understand our responsibility to assist our customers in working through this difficult economy while continuing to manage risk and maximizing the long-term return to our shareholders.

The strong results reported in this Annual Report are the result of the hard work and dedication of our employees. We would like to thank our employees, customers and shareholders for their support and confidence in our Company.

Sincerely yours,

Craig W. Best
President & CEO

D. William Hume
Chairman of the Board

Strong bank highlights


OLD FORGE BANK
OLD FORGE BANK
24 Hour ATM | Drive Thru

Penn Security Bank Merges with Old Forge Bank

On April 1, 2009, the merger of Old Forge Bank into Penn Security Bank & Trust Company was completed. The actual integration into one system servicing both banks took place on April 20, 2009.

The merger increased our size and market coverage and, from this larger base, we are more efficiently delivering our products and services. Customers of both banks now have the convenience of banking at any one of 12 conveniently located branches and 22 ATMs located throughout Lackawanna, Luzerne, Monroe, and Wayne Counties.

By merging together two safe, strong and secure financial institutions with long and distinguished histories, we have created one of the strongest community banks in Northeastern Pennsylvania.

Convenient

Mount Pocono Groundbreaking

In October 2009, we broke ground for our new Mount Pocono branch. This new, state-of-the-art branch is scheduled to be completed in the spring of 2010.

Although we have always felt our site was an excellent location, at the corner of busy Routes 611 and 940, the branch was set too far back from the road which decreased our visibility. The new branch will now be more modern and comfortable for our customers.

Our employees and customers will enjoy 76 percent more space when we replace the current 1,700 square foot facility with the new 3,000 square foot branch. This busy office had limited lobby space, small offices, limited storage and employee facilities. Originally constructed 23 years ago, the pre-fabricated building has reached the end of its useful life. The new design of Mount Pocono branch will follow the prototype for future branches.

Mount Pocono is in a growing market and our office has experienced favorable growth. With our increased visibility, spacious interior design and added privacy for our customers, the Mount Pocono branch will be positioned to experience even greater growth in the future.


Penn Security
Coming Soon...


Penn Security
Penn Security

Abington Grand Re-opening

During 2009, we completed the renovation of our existing Abington Office located on Northern Boulevard in South Abington Township. The construction project added 1,000 square feet of new space that includes four glass-enclosed executive offices to allow for more private banking areas for customers to conduct business. The branch also offers four teller areas, two drive-up teller lanes, a drive-up ATM and night depository. The safe deposit box viewing booths were improved to offer privacy and handicapped accessibility.

The branch team showcased our new state-of-the-art facility during a grand reopening celebration that took place during July and August offering special product promotions to new and existing customers. An elegant customer reception was held in late summer to introduce our customers to our newly renovated branch.

Engage

community commitment

helping to make our communities better places to live and work


2nd Annual
OPEN

2nd Annual Penn Security Charitable Foundation Golf Tournament

Held Monday, August 31, 2009 at the Glen Oak Country Club, in Waverly, PA, the tournament was a SOLD OUT event with 136 golfers participating. This year several new corporate sponsors supported our foundation increasing our corporate sponsorships by 40 percent over last year. In addition, a hole-in-one prize, a new Chevrolet Impala, was sponsored by AJ Chevrolet.

Over the last eight years, our foundation has donated over $991,000 to local charitable non-profit organizations. This year's event raised $14,500, a 45% increase compared to last year. Funds raised will be used to support our local charities and non-profits throughout Northeastern Pennsylvannia.

Regional Food Drive

In response to the rapidly growing needs of local food pantries, Penn Security Bank teamed up with five other local community banks to conduct a regional food drive to help the distressed pantries restock their shelves.

The drive took place from September 28, 2009 through Thanksgiving. Several banks located throughout Lackawanna, Luzerne, Monroe, Pike, Susquehanna, Wayne, and Wyoming Counties participated.

Collection boxes were donated by U-Haul of Scranton and all food donations were personally delivered by employee volunteers from each branch to a local food pantry within their community. Once again, our bank has lived up to our mission and history of community service and support.


CHEEZ-IT



An Evening with Santa

Santa arrived at our Central City office on December 2, 2009 just in time to hear the wish lists delivered by the children of our customers and employees.

Our Central City team graciously opened the doors of the lobby from 3pm until 7pm for Santa to settle in his chair nestled within our festive Winter Wonderland window display.

Our Marketing team snapped and printed complimentary photos for everyone who visited with Santa. Hot chocolate and homemade cookies were offered to all during the event and the children took home a special gift. Everyone was delighted with the opportunity to spend some quality time with Santa.

Branch Locations

ABINGTON
1100 Northern Boulevard
Clarks Summit, PA 18411
Susan T. Holweg | Manager
(570) 587-4898

CENTRAL CITY
150 North Washington Avenue
Scranton, PA 18503
Dominick P. Gianuzzi | Manager
(570) 346-7741

DURYEA
304 Main Street
Duryea, PA 18642
Judith M. Martinelli | Manager
(570) 457-1120

EAST SCRANTON
Prescott Avenue & Ash Street
Scranton, PA 18510
Frank C. Gardner | Manager
(570) 342-9101

EAST STROUDSBURG
Route 209 & Route 447
East Stroudsburg, PA 18301
Marisol Lopez | Manager
(570) 420-0432

GOULDSBORO
Main & Second Streets
Gouldsboro, PA 18424
Robin L. Jenkins | Manager
(570) 842-6473

GREEN RIDGE
1901 Sanderson Avenue
Scranton, PA 18509
Sharon L. Thauer | Acting Manager
(570) 346-4695

MOUNT POCONO
Route 611 & Route 940
Mount Pocono, PA 18344
Elisa R. Rosario | Manager | BDO
(570) 839-8732

NORTH POCONO
Main & Academy Streets
Moscow, PA 18444
Pamela J. Edwards | Manager
(570) 842-7626

OLD FORGE
216 South Main Street
Old Forge, PA 18518
Deirdre A. Sargent | Manager
(570) 457-8345

PECKVILLE
540 Main Street
Peckville, PA 18452
Olivia M. Hatala | Manager
(570) 383-2154

SOUTH SCRANTON
526 Cedar Avenue
Scranton, PA 18505
Avandra G. McMillan | Manager
(570) 343-1151

Off-site ATM Locations

Dino & Francesco's Restaurant
Birney Plaza | Moosic, PA

Hilton Scranton & Conference Center
100 Adams Avenue | Scranton, PA

Lackawanna College
501 Vine Street | Scranton, PA

Meadow Avenue
Meadow Avenue & Hemlock Street | Scranton, PA

Metropolitan Life Insurance Company
1028 Morgan Highway | Clarks Summit, PA

Metropolitan Life Insurance Company
50 Glenmaura Boulevard | Moosic, PA

Radisson Lackawanna Station Hotel
700 Lackawanna Avenue | Scranton, PA

Red Barn Village
Newton Ransom Boulevard | Newton, PA

SkyTop Lodge
One Skytop Drive | Skytop, PA


Bradford
Susquehanna
Wayne
Lackawanna
Wyoming
Sullivan
Pike
Luzerne
Monroe
Columbia
Carbon
Schuylkill

pennsecurity.com | 800 327 0394

Safe

Our Board of Directors

Front row seated left – right:

Attorney Otto P. Robinson, Jr.

Craig W. Best | President | CEO

D. William Hume | Chairman of the Board

Richard E. Grimm | Executive Vice-President | Treasurer

Edwin J. Butler

Back row standing left – right:

Dr. Joseph G. Cesare

Steven L. Weinberger

Senator Robert J. Mellow

Emily S. Perry

James B. Nicholas

P. Frank Kozik | Secretary

Robert W. Naismith, Ph.D.

Sandra C. Phillips

Russell C. Hazelton

James G. Keisling

Attorney Jerry J. Weinberger


Strong

Penseco Financial Services Corporation and Penn Security Bank and Trust Company

Board of Directors

Craig W. Best
President | CEO

Edwin J. Butler
Retired Bank Officer

Joseph G. Cesare, M.D.
Orthopedic Surgeon
President | Scranton Orthopedic Specialists
and Medical Arts Realty

Richard E. Grimm
Executive Vice-President | Treasurer | Cashier
Credit Division Head

Russell C. Hazelton
Retired Captain | Trans World Airlines

D. William Hume
Chairman of the Board of Directors

James G. Keisling
Treasurer | Northeast Architectural Products, Inc.

P. Frank Kozik
Secretary
President | CEO | Scranton Craftsmen, Inc.

Robert J. Mellow
State Senator for the Commonwealth of Pennsylvania
Licensed Accountant and Insurance Broker

Robert W. Naismith, Ph.D.
Chairman | CEO | Mentor Insight, Inc.
Chairman | CEO | Roosevelt Capital Partners, LLC

James B. Nicholas
President | D. G. Nicholas Company

Emily S. Perry
Retired Insurance Account Executive
Community Volunteer

Sandra C. Phillips
Penn State Master Gardener
Community Volunteer

Otto P. Robinson, Jr.
Attorney-at-Law | General Counsel
Retired Bank Officer

Jerry J. Weinberger
Attorney-at-Law

Steven L. Weinberger
President | G. Weinberger Company

Executive Officers

Craig W. Best
President | CEO

Richard E. Grimm
Executive Vice-President
Treasurer | Cashier
Credit Division Head

Andrew A. Kettel, Jr.
Executive Vice-President
Private Banking Division Head

Greg D. Misterman
Executive Vice-President
Chief Lending Officer
Corporate Lending Division Head

William J. Calpin, Jr.
Senior Vice-President
Trust Services Manager

Stanley H. Cohen
Senior Vice-President
Retail Banking Division Head

Robert P. Heim
Senior Vice-President
Operations Division Head

Michael L. Jake
Senior Vice-President
Chief Risk Officer

Richard P. Rossi
Senior Vice-President
Human Resources Division Head

Patrick M. Scanlon
Senior Vice-President
Finance Division Head

Lynn M. Peters Thiel
Senior Vice-President
Planning and Development Division Head

Karen L. Thomas
Senior Vice-President
Marketing Manager

P. Frank Kozik
Secretary


Secure


PSFC
Penn Security

Penseco Financial Services Corporation and Penn Security Bank and Trust Company

Advisory Boards

ABINGTON OFFICE

James L. Burne, DDS
Keith W. Eckel
Richard C. Florey, Sr.
Susan T. Holweg | Office Manager
Attorney Patrick J. Lavelle
Sandra C. Phillips
Joseph H. Sproul

EAST SCRANTON OFFICE

Marie W. Allen
J. Conrad Bosley
Frank C. Gardner | Office Manager
Mark R. Sarno

EAST STROUDSBURG OFFICE

Robert J. Dillman, Ph.D.
Marisol Lopez | Office Manager
Anthony P. Maula
Attorney Kirby G. Upright

GREEN RIDGE OFFICE

Mary Ellen Coleman
Sharon L. Thauer | Acting Office Manager
Everett Jones

MOUNT POCONO OFFICE

Francis T. Cappelloni
Robert C. Hay
David S. Lansdowne
Elisa R. Rosario | Office Manager | BDO

NORTH POCONO OFFICE

Jacqueline A. Carling
Anthony J. Descipio
George F. Edwards, Jr.
Pamela J. Edwards | Office Manager
James A. Forti
Attorney David Z. Smith

PECKVILLE OFFICE

Ann E. Cappellini
Joseph M. Daley
Olivia M. Hatala | Office Manager
Shashikant Kalariya
Gerald Preschutti
David Stafursky
Dr. Lisa C. Thomas
Jeffrey L. Vanston

SOUTH SIDE OFFICE

Attorney Zygmunt R. Bialkowski, Jr.
Michael P. Brown
Jeffrey J. Leventhal
Avandra G. McMillan | Office Manager
Ted M. Stampien, DDS

promotions & appointments


Michael L. Jake
Senior Vice-President
Chief Risk Officer


Vincent G. O'Bell
Vice-President
Senior Commercial Lender


Mark M. Bennett
Assistant Vice-President
Credit Department Manager


Dominick P. Gianuzzi
Assistant Vice-President
Manager of Central City Office


Olivia M. Hatala
Assistant Vice-President
Manager of Peckville Office


Carol J. Ives
Assistant Vice-President
Loan Servicing Manager


Judith M. Martinelli
Assistant Vice-President
Manager of Duryea Office


Deirdre A. Sargent
Assistant Vice-President
Manager of Old Forge Office


Patricia A. Wilmot
Assistant Vice-President
Deposit Operations Manager


Jennifer S. Wohlgemuth
Assistant Vice-President
Corporate Loan Portfolio Manager
Assistant Secretary


Marcella K. Miller
Compliance Officer


Jill T. Calvario
Customer Service Officer
Peckville Office


Christine A. Cislo
Customer Service Officer
Duryea Office


Kathleen M. Griffiths
Customer Service Officer
Abington Office


Jeffrey R. Martin
Customer Service Officer
Old Forge Office

Penn Security Bank and Trust Company Corporate Headquarters
150 North Washington Avenue
Scranton, PA 18503
(570) 346-7741
(800) 327-0394
pennsecurity.com

Investor Relations Officer
Marie L. Luciani
(570) 346-7741 x2352
(800) 327-0394 x2352

Stock Information
The common stock of Penseco Financial Services Corporation is traded on the OTC Bulletin Board under the symbol PFNS.

Stock Transfer and Registrar Agent Registrar and Transfer Agent
10 Commerce Drive
Cranford, NJ 07016
(908) 497-2300
(800) 368-5948

Form 10-K Annual Report
Copies of the company's Annual Report to the Securities and Exchange Commission on Form 10-K, quarterly reports on Form 10-Q and news releases may be obtained without charge upon request to Marie L. Luciani, Investor Relations Officer, at the Corporate headquarters address.

Annual Meeting
Tuesday, May 4, 2010, 2:00 p.m.
Hilton Scranton & Conference Center
100 Adams Avenue
Scranton, PA 18503
(570) 343-3000

Dividend Calendar
Dividends on Penseco Financial Services Corporation common stock are customarily payable on or about the 15th of March, June, September and December.

Dividend Reinvestment Plan
Shareholders may participate in the Dividend Reinvestment Plan. The plan provides that additional shares of common stock may be purchased with reinvested dividends. A plan description and an enrollment card may be obtained upon request to Marie L. Luciani, Investor Relations Officer, at the Corporate headquarters address.

Direct Deposit of Dividends
As a shareholder of Penseco Financial Services Corporation, you may have your dividend payments deposited directly into a personal checking, savings, or other account. Direct deposit of your dividend eliminates the chance of your dividend check being lost or stolen and is credited to your account on the same day that the dividend is paid. To begin direct deposit of your dividend, please contact Marie L. Luciani, Investor Relations Officer, at the Corporate headquarters address.

Internal Auditor
Paula A. Ralston Nenish

Independent Auditor
McGrail Merkel Quinn & Associates
1173 Clay Avenue
Scranton, PA 18510
(570) 961-0345

General Counsel
Attorney Otto P. Robinson, Jr.
142 North Washington Avenue
Suite 701
Scranton, PA 18503
(570) 346-1711

SEC Counsel
Kilpatrick Stockton, LLP
607 14th Street, NW, Suite 900
Washington, DC 20005-2018
(202) 508-5800

Market Makers
Boenning & Scattergood, Inc.
West Conshohocken, PA
(610) 832-1212

Domestic Securities
Montvale, NJ
(201) 782-0888

Hudson Securities, Inc.
Jersey City, NJ
(201) 216-0100

Janney Montgomery Scott, LLC
Philadelphia, PA
(215) 665-6000

Knight Equity Markets, LP
Jersey City, NJ
(201) 222-9400

Monroe Securities, Inc.
Chicago, IL
(312) 327-2530

Stifel, Nicolaus & Company, Inc.
St. Louis, MO
(314) 342-2000

Products and Services
Detailed information on our products and services offered by Penn Security Bank can be obtained by visiting pennsecurity.com or by calling (800) 327-0394 or (570) 346-7741.


PSFC
PENSECO
FINANCIAL SERVICES
CORPORATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

COMMISSION FILE NUMBER 000-23777

PENSECO FINANCIAL SERVICES CORPORATION

SCRANTON, PENNSYLVANIA
COMMONWEALTH OF PENNSYLVANIA
I.R.S. EMPLOYER IDENTIFICATION NUMBER 23-2939222
150 NORTH WASHINGTON AVENUE
SCRANTON, PENNSYLVANIA 18503-1848
TELEPHONE NUMBER 570-346-7741

SECURITIES REGISTERED UNDER
SECTION 12(g) OF THE ACT

Common Stock, Par Value $ .01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Company's voting stock held by non-affiliates of the registrant on June 30, 2009, based on the closing price of such stock on that date, equals approximately $100,530,103.

The number of shares of common stock outstanding as of February 26, 2010 equals 3,276,079.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Corporation's definitive proxy statement relating to the 2010 Annual Meeting of Stockholders, to be held on May 4, 2010, are incorporated by reference in Part III.

PENSECO FINANCIAL SERVICES CORPORATION

PART I

ITEM 1 BUSINESS

GENERAL

PENSECO FINANCIAL SERVICES CORPORATION, (the "Company"), which is headquartered in Scranton, Pennsylvania, was formed under the general corporation laws of the State of Pennsylvania in 1997 and is registered as a financial holding company. The Company became a holding company upon the acquisition of all of the outstanding shares of Penn Security Bank and Trust Company (the "Bank"), a Pennsylvania state-chartered bank, on December 31, 1997. The Company is subject to supervision by the Federal Reserve Board. The Bank, as a state-chartered financial institution, is subject to supervision, regulation and examination by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

The Company's principal banking office is located at 150 North Washington Avenue, Scranton, Pennsylvania, containing trust, investor services, marketing, audit, human resources, executive, data processing, central loan processing and central bookkeeping offices. There are eleven additional offices.

Through its banking subsidiary, the Company generates interest income from its outstanding loans receivable and its investment portfolio. Other income is generated primarily from merchant transaction fees, trust fees and service charges on deposit accounts. The Company's primary costs are interest paid on deposits and borrowings and general operating expenses. The Company provides a variety of commercial and retail banking services to business and professional customers, as well as retail customers, on a personalized basis. The Company's primary lending products are real estate, commercial and consumer loans. The Company also offers ATM access, credit cards, active investment accounts, trust department services and other various lending, depository and related financial services. The Company's primary deposit products are savings and demand deposit accounts and certificates of deposit. The Company also offers collateralized repurchase agreements that have a one day maturity, as an alternative deposit option for its customers.

The Company has a third party marketing agreement with UVEST Financial Services that allows the Company to offer a full range of securities, brokerage and annuity sales to its customers. The Investor Services division is located in the headquarters building and the services are offered throughout the entire branch system.

The Company is not dependent upon a single customer, or a few customers, the loss of one or more of which would have a material adverse effect on its operations. The operations and earnings of the Corporation are not materially affected by seasonal changes or by Federal, state or local environmental laws or regulations.

On April 1, 2009, the Company completed its acquisition of Old Forge Bank in a cash and stock transaction valued at approximately $55.5 million (the "Merger"). The Merger was accounted for using the acquisition method of accounting and, accordingly, the assets and liabilities of Old Forge Bank have been recorded at their respective fair values on the date the Merger was completed. The Merger was effected by the issuance of 1,128,079 shares of Company common stock to former Old Forge Bank shareholders. Each share of Old Forge Bank common stock was exchanged for 2.9012 shares of Company common stock, with any fractional shares as a result of the exchange, paid to Old Forge Bank shareholders in cash based on $35.255 per share of Company stock.

FORWARD LOOKING INFORMATION

This Annual Report on Form 10-K contains forward-looking statements that are based on assumptions and may describe future plans, strategies and expectations of Penseco Financial Services Corporation. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. Penseco Financial Services Corporation's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Penseco Financial Services Corporation and its subsidiary include, but are not limited to, changes in interest rates, national and regional economic conditions, legislative and regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in Penseco Financial Services Corporation's market area, changes in real estate market values in Penseco Financial Services

Corporation's market area, changes in relevant accounting principles and guidelines and inability of third party service providers to perform. Additional factors that may affect our results are discussed in Item 1A to this Annual Report on Form 10-K titled "Risk Factors" below.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulation, Penseco Financial Services Corporation does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

Unless the context indicates otherwise, all references in this Annual Report to "Company," "we," "us" and "our" refer to Penseco Financial Services Corporation and its subsidiary.

ITEM 1A RISK FACTORS

In addition to the other information set forth in this report, one should carefully consider the factors discussed below, which could materially affect our business, financial condition or future results. The risks described below are not the only risks that the Company faces. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

RISKS RELATED TO OUR BUSINESS

Credit Risk

Changes in the credit quality of our loan portfolio may impact the level of our allowance for loan losses.

We make various judgments about the collectibility of our loans, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for our loans. In determining the amount of the allowance for loan losses, we review our loans and our loan loss and delinquency experience, and we evaluate economic conditions. If our judgments are incorrect, our allowance for loan losses may not be sufficient to cover future losses, which will result in additions to our allowance through increased provisions for loan losses. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Increased provisions for loan losses would increase our expenses and reduce our profits.

Nonetheless, to the best of management's knowledge, there are also no particular risk elements in the local economy that put a group or category of loans at increased risk. The Company does not engage in any sub-prime or Alt-A credit lending. Therefore, the Company is not subject to any credit risks associated with such loans.

Also, the Company is not dependent upon a single customer, or a few customers, the loss of one or more of which would have a material adverse effect on its operations. The operations and earnings of the Corporation are also not materially affected by seasonal changes.

Changes in the credit quality of our investment portfolio may effect our earnings.

Investments are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent. It indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Changes in interest rates could affect our investment values and net interest income which could hurt our profits.

At December 31, 2009, the Company owned approximately $155.5 million of marketable securities available for sale. These securities are carried at fair value on the consolidated balance sheets. Unrealized gains or losses on these securities, that is, the difference between the fair value and the amortized cost of these securities, are reflected in stockholders' equity, net of deferred taxes. As of December 31, 2009, the Company's available for sale marketable securities portfolio had an unrealized gain, net of taxes, of $2.3 million. The fair value of the Company's available for sale marketable securities is subject to interest rate change, which would not affect recorded earnings, but would increase or decrease comprehensive income and stockholders' equity.

The principal component of the Company's earnings is net interest income, which is the difference between interest and fees earned on interest-earning assets and interest paid on deposits and other borrowings. The most significant impact on net interest income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of earning dollars in loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in net interest income between periods.

The Company continually monitors the relationship of its interest rate sensitive assets and liabilities through its Asset/Liability Committee.

Strong competition within our market could hurt our profits and inhibit growth.

The Bank operates in a competitive environment in which it must share its market with many local independent banks as well as several banks which are affiliates or branches of very large regional holding companies. The Bank encounters competition from diversified financial institutions, ranging in size from small banks to the nationwide banks operating in its region. The competition includes commercial banks, savings and loan associations, credit unions, other lending institutions and mortgage originators.

The principal competitive factors among the Company's competitors can be grouped into two categories: pricing and services. In the Company's primary service area, interest rates on deposits, especially time deposits, and interest rates and fees charged to customers on loans are very competitive. In this current economic environment there is increased competition in view of weaker loan demand. From a service perspective, the Bank competes in areas such as convenience of location, types of services, service costs and banking hours. Our profitability depends on our continued ability to compete successfully in our market area.

Compliance Risk

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

The Company is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended, and, as such, is subject to supervision and regulation by the Board of Governors of the Federal Reserve System ("FRB"). The Company is required to file annual and quarterly reports of its operations with the FRB.

As a financial holding company, the Company is permitted to engage in banking-related activities as authorized by the FRB, directly or through subsidiaries or by acquiring companies already established in such activities subject to the FRB regulations relating to those activities.

Our banking subsidiary, Penn Security Bank and Trust Company, as a Pennsylvania state-chartered financial institution, is subject to supervision, regulation and examination by the Commonwealth of Pennsylvania Department of Banking and by the Federal Deposit Insurance Corporation (the "FDIC"), which insures the Bank's deposits to the maximum extent permitted by law.

Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on operations, the classification of assets and determination of the level of allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory claim may have a material impact on the Company's and the Bank's operations. The Obama administration has also proposed comprehensive legislation intended to modernize regulation of the United States financial system. Among other things, the proposed legislation would also create a new federal agency, the Consumer Financial Protection Agency that would be dedicated to administering and enforcing fair lending and consumer compliance laws with respect to financial products and services, which could result in new regulatory requirements and increased regulatory costs for us. If enacted, the legislation may have a substantial impact on our operations. However, because any final legislation may differ significantly from the current administration's proposal, the specific effects of the legislation cannot be evaluated at this time.

Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory actions, may have a material impact on our operations.

Operational Risk

A continuation of recent turmoil in the financial markets could have an adverse effect on the financial position or results of operations.

In recent periods, United States and global markets, as well as general economic conditions, have been disrupted and volatile. Concerns regarding the financial strength of financial institutions have led to distress in credit markets and issues relating to liquidity among financial institutions. Some financial institutions around the world have failed; others have been forced to seek acquisition partners. The United States and other governments have taken steps to try to stabilize the financial system, including investing in financial institutions. The Company has not applied for and is not participating in any government sponsored Capital Purchase Programs. Our company's financial condition and results of operations could be adversely affected by (1) continued disruption and volatility in financial markets, (2) continued capital and liquidity concerns regarding financial institutions generally and our counterparties specifically, including the Federal Home Loan Bank, (3) limitations resulting from governmental action in an effort to stabilize or provide additional regulation of the financial system, or (4) recessionary conditions that are deeper or last longer than currently anticipated. Further, there can be no assurance that action by Federal and state legislatures, and governmental agencies and regulators, including the enacted legislation authorizing the U.S. government to invest in financial institutions, or changes in tax policy, will help stabilize the U.S. financial system and any such action, including changes to existing legislation or policy, could have an adverse effect on the financial conditions or results of operations of the Company.

The current economic recession could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

Our business activities and earnings are affected by general business conditions in the United States and in our primary market area. These conditions include short-term and long-term interest rates, inflation, unemployment levels, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets and the strength of the economy in the United States generally and in our primary market area in particular. In the current recession, the national economy has experienced general economic downturns, with rising unemployment levels, declines in real estate values and an erosion in consumer confidence. The current economic recession has also had a negative impact on our primary market area, which has experienced a softening of the local real estate market and reductions in local property values. A prolonged or more severe economic downturn, continued elevated levels of unemployment, further declines in the values of real estate, or other events that affect household and/or corporate incomes could impair the ability of our borrowers to repay their loans in accordance with their terms. The economic downturn could also result in reduced demand for credit or fee-based products and services, which also would decrease our revenues.

Special FDIC assessments and increased base assessment rates by the FDIC will decrease our earnings.

Beginning in late 2008, the economic environment caused higher levels of bank failures, which dramatically increased FDIC resolution costs and led to a significant reduction in the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. The base assessment rate was increased by seven basis points (7 cents for every $100 of deposits) for the first quarter of 2009. Effective April 1, 2009, initial base assessment rates were changed to range from 12 basis points to 45 basis points across all risk categories with possible adjustments to these rates based on certain debt-related components. These increases in the base assessment rate will increase our deposit insurance costs and negatively impact our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions due to recent bank and savings association failures. The emergency assessment amounts to 5 basis points on each institution's assets minus Tier 1 capital as of June 30, 2009, subject to a maximum equal to 10 basis points times the institution's assessment base. The assessment was collected on September 30, 2009. Based on our assets and Tier 1 capital as of June 30, 2009, our special assessment was approximately $385 thousand. The special assessment decreased our earnings. In addition, the FDIC may impose additional emergency special assessments after June 30, 2009 of up to 5 basis points per quarter on each institution's assets minus Tier 1 capital if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the Deposit Insurance Fund reserve ratio due to institution failures. Any additional emergency special assessment imposed by the FDIC will further decrease our earnings.

The Company needs to continually attract and retain qualified personnel for its operations.

High quality customer service, as well as efficient and profitable operations, is dependent on the Company's ability to attract and retain qualified individuals for key positions within the organization. The Company has successfully recruited several individuals for management positions in recent years. As of December 31, 2009, the Company employed 221 full-time equivalent employees. The employees of the Company are not represented by any collective bargaining group. Management of the Company considers relations with its employees to be good. We rely heavily on our executive officers and employees. The loss of certain executive officers or employees could have an adverse effect on us because, as a community bank, our executive officers and employees typically have more responsibility than would be typical at a larger financial institution with more employees. In addition, as a community bank, we have fewer management-level and other personnel who are in position to succeed and assume the responsibilities of certain existing executive officers and employees.

Our operations could be affected if we do not have access to modern and reliable technology.

The Company operates in a highly-automated environment, wherein almost all transactions are processed by computer software to produce results. To remain competitive, the Company must continually evaluate the adequacy of its data processing capabilities and make revisions as needed.

The Company regularly tests its ability to restore data capabilities in the event of a natural disaster, sustained power failure or other inability to utilize its primary systems.

Liquidity Risk

Increased needs for disbursement of funds on loans and deposits can affect our liquidity.

The objective of liquidity management is to maintain a balance between sources and uses of funds in such a way that the cash requirements of customers for loans and deposit withdrawals are met in the most economical manner. Management monitors its liquidity position continuously in relation to trends of loans and deposits for short-term as well as long-term requirements. Liquid assets are monitored on a daily basis to assure maximum utilization. Management also manages its liquidity requirements by maintaining an adequate level of readily marketable assets and access to short-term funding sources. Management does not foresee any adverse trends in liquidity.

Our future pension plan costs and contributions could be unfavorably impacted by the factors that are used in the actuarial calculations.

Our costs for the non-contributory defined benefit pension plans are dependent upon a number of factors, such as the rates of return on plan assets, discount rates, the level of interest rates used to measure the required minimum funding levels of the plans, future government regulation and our required or voluntary contributions made to the plans. Without sustained growth in the pension investments over time to increase the value of our plan assets and depending upon the other factors impacting our costs as listed above, we could be required to fund our plans with higher amounts of cash than are anticipated by our actuaries. Such increased funding obligations could have a material impact on our liquidity by reducing our cash flows.

ITEM 1B UNRESOLVED STAFF COMMENTS

None

ITEM 2 PROPERTIES

The Company and Bank operate out of twelve offices positioned throughout the greater Northeastern Pennsylvania region. These offices are located in the South Scranton, East Scranton, Green Ridge, and Central City sections of Scranton, the Borough of Moscow, the Town of Gouldsboro, South Abington Township, the Borough of Mount Pocono, the Boroughs of East Stroudsburg at Eagle Valley Corners, Old Forge, Peckville and Duryea. Through these offices, the Company provides a full range of banking and trust services primarily to Lackawanna, Luzerne, Wayne, Monroe and the surrounding counties. All offices are owned by the Bank or through a wholly owned subsidiary of the Bank, Penseco Realty, Inc., with the exception of the Mount Pocono Office, which is owned by the Bank but is located on land occupied under a long-term lease. The Company also owns property in the Borough of Dalton, Lackawanna County, to use for potential future expansion.

The Company's and Bank's principal office, located at the corner of North Washington Avenue and Spruce Street in the "Central City" of Scranton's business district, houses the operations, trust, investor services, marketing and audit departments as well as the Company's executive offices. Several remote ATM locations are leased by the Bank, which are located throughout Northeastern Pennsylvania. All branches and ATM locations are equipped with closed circuit television monitoring.

ITEM 3 LEGAL PROCEEDINGS

There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business of the Company and its subsidiary, as to which the Company or subsidiary is a party or of which any of their property is subject.

ITEM 4 RESERVED

Part II

ITEM 5 MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

This Form 10-K is the Company's annual disclosure statement as required under Section 13 or 15(d) of the Securities Exchange Act of 1934. Questions may be directed to any branch location of the Company or by contacting the Finance Division Head's office at:

Patrick Scanlon, Senior Vice President, Finance Division Head
Penseco Financial Services Corporation
150 North Washington Avenue
Scranton, Pennsylvania 18503-1848
1-800-327-0394

Management of the Company is aware of the following securities dealers who make a market in the Company stock:

Boenning & Scattergood, Inc.
Domestic Securities
Hudson Securities, Inc.
Janney Montgomery Scott, LLC
Knight Equity Markets, LP
Monroe Securities, Inc.
Stifel, Nicolaus & Company, Inc.

The Company's capital stock is traded on the "Over-the-Counter" (Bulletin Board) under the symbol "PFNS". The following table sets forth the price range together with dividends paid for each of the past two years. These quotations do not necessarily reflect the value of actual transactions.

2009	High	Low	Dividends Paid Per Share
First Quarter	$ 38	$ 34	$ .42
Second Quarter	39	31	.42
Third Quarter	36	32	.42
Fourth Quarter	35	30	.42
			$ 1.68

2008	High	Low	Dividends Paid Per Share
First Quarter	$ 41	$ 35	$ .41
Second Quarter	42	37	.41
Third Quarter	41	38	.42
Fourth Quarter	40	36	.42
			$ 1.66

As of February 10, 2010 there were approximately 2,160 stockholders of the Company based on the number of holders of record. Reference should be made to the information about the Company's dividend policy and regulatory guidelines on pages 24 and 56 of this Form 10-K.

TRANSFER AGENT

Registrar & Transfer Co., 10 Commerce Drive, Cranford, NJ 07016 serves as the Company's transfer agent. Stockholders' questions should be directed to the Registrar & Transfer Co. investor relations department at 800-368-5948.

PENSECO FINANCIAL SERVICES CORPORATION

The following line graph sets forth comparative information regarding the Company's cumulative shareholder return on its Common Stock over the last five fiscal years. Total shareholder return is measured by dividing total dividends (assuming dividend reinvestment) plus share price change for a period by the share price at the beginning of the investment period. The Company's cumulative shareholder return based on an investment of $100 at the beginning of the five-year period beginning December 31, 2004 is compared to the cumulative total return of the Russell 2000 Index ("Russell 2000") and the SNL Securities Northeast Quadrant Pink Sheet Banks Index ("Pink Banks"), which more closely reflects the Company's peer group. The yearly points marked on the horizontal axis of the graph correspond to December 31st of that year.


Total Return Performance
130
120
110
100
90
80
70
60
Index Value
Penseco Financial Services Corporation
Russell 2000
SNL Northeast OTC-BB & Pink Banks
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

	Period Ending					
Index	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**
Penseco Financial Services Corporation	$ 100.00	$ 103.47	$ 109.06	$ 105.02	$ 102.02	$ 101.55
Russell 2000	100.00	104.55	123.76	121.82	80.66	102.58
SNL Northeast OTC-BB and Pink Banks	100.00	99.70	103.03	100.33	81.72	76.78

ITEM 6 SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

RESULTS OF OPERATIONS:

	2009	2008	2007	2006	2005
Interest Income	$ 40,151	$ 33,898	$ 34,329	$ 31,922	$ 28,170
Interest Expense	9,580	10,830	12,739	11,054	8,580
Net Interest Income	30,571	23,068	21,590	20,868	19,590
Provision for Loan Losses	2,260	861	657	433	263
Net Interest Income after Provision for Loan Losses	28,311	22,207	20,933	20,435	19,327
Non-Interest Income	10,369	11,036	8,720	8,205	8,874
Non-Interest Expenses	28,420	22,172	21,331	21,037	20,719
Income Taxes	1,888	2,458	1,624	1,595	1,613
Net Income	$ 8,372	$ 8,613	$ 6,698	$ 6,008	$ 5,869
BALANCE SHEET AMOUNTS:					
Assets	$ 883,327	$ 628,967	$ 580,793	$ 569,821	$ 575,688
Investment Securities	$ 202,332	$ 157,480	$ 145,448	$ 166,080	$ 229,957
Net Loans	$ 597,670	$ 435,873	$ 399,939	$ 365,722	$ 317,562
Deposits	$ 645,434	$ 424,725	$ 416,533	$ 413,800	$ 397,867
Long-Term Borrowings	$ 68,094	$ 72,720	$ 55,966	$ 65,853	$ 75,401
Stockholders' Equity	$ 117,397	$ 73,642	$ 69,715	$ 66,571	$ 63,799
PER SHARE AMOUNTS:					
Earnings per Share	$ 2.80	$ 4.01	$ 3.12	$ 2.80	$ 2.73
Dividends per Share	$ 1.68	$ 1.66	$ 1.58	$ 1.50	$ 1.44
Book Value per Share	$ 35.84	$ 34.28	$ 32.45	$ 30.99	$ 29.70
Common Shares Outstanding	3,276,079	2,148,000	2,148,000	2,148,000	2,148,000
FINANCIAL RATIOS:					
Net Interest Margin	4.11%	3.93%	3.92%	3.89%	3.57%
Return on Average Assets	1.04%	1.40%	1.15%	1.07%	1.03%
Return on Average Equity	7.93%	11.89%	9.75%	9.15%	9.23%
Average Equity to Average Assets	13.12%	11.76%	11.81%	11.68%	11.19%
Dividend Payout Ratio	60.00%	41.40%	50.64%	53.57%	52.75%

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The following discussion is intended to provide information to facilitate the understanding and assessment of significant changes and trends related to the financial condition of the Company and the results of its operations. This discussion and analysis should be read in conjunction with the Company's audited consolidated financial statements and notes thereto. All information is presented in thousands of dollars, except as indicated.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Provision (allowance) for possible loan losses - The provision for loan losses is based on past loan loss experience, management's evaluation of the potential loss in the current loan portfolio under current economic conditions and such other factors as, in management's best judgment, deserve current recognition in estimating loan losses. The annual provision for loan losses charged to operating expense is that amount which is sufficient to bring the balance of the allowance for possible loan losses to an adequate level to absorb anticipated losses.

Actuarial assumptions associated with pension, post-retirement and other employee benefit plans - These assumptions include discount rate, rate of future compensation increases and expected return on plan assets.

Income taxes - The calculation of the provision for federal income taxes is complex and requires the use of estimates and judgments. Deferred federal income tax assets or liabilities represent the estimated impact of temporary differences between the recognition of assets and liabilities under GAAP, and how such assets and liabilities are recognized under the federal tax code. The Company uses an estimate of future earnings to support management's position that the benefit of the deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and net income will be reduced. Deferred tax assets are described further in Note 17 of the "Notes to Consolidated Financial Statements."

The Company and its subsidiary file income tax and other returns in the U.S Federal jurisdiction, Pennsylvania state jurisdiction and local jurisdictions.

Management evaluated the Company's tax positions and concluded that the aggregate liabilities related to taxes are appropriately reflected in the consolidated financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. Federal, state or local tax authorities for years before 2006.

Fair Value Measurements – Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayment speeds and other factors. Changes in assumptions or in market conditions could significantly affect the estimates. Fair value measurements are classified within one of three levels within a valuation hierarchy based on the transparency of inputs to each valuation as of the fair value measurement date. The three levels are defined as follows:

Level I – quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level II – inputs include quoted prices for similar assets and liabilities in active markets, quoted prices of identical or similar assets or liabilities in markets that are not active, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level III – inputs that are unobservable and significant to the fair value measurement. Financial instruments are considered Level III when values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

Other-than-temporary impairment of investments - Investments are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other-than-temporary" is not intended to indicate that the decline is permanent. It indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized. In 2009, the Company recorded an other-than-temporary impairment charge of $787 related to the Company's equity investment portfolio containing stock of financial institutions.

Premium amortization - The amortization of premiums on mortgage-backed securities is done based on management's estimate of the lives of the securities, adjusted, when necessary, for advanced prepayments in excess of those estimates.

Loans purchased – Loans purchased as a result of the Merger were recorded at the acquisition date fair value. Management made three different types of fair value adjustments in order to record the loans at fair value. An interest rate fair value adjustment was made comparing current weighted average rates of the acquired loans to stated market rates of similar loan types. A general credit fair value adjustment was made on similar loan types based on historical loss projections plus a discount for the weak economic environment. A specific credit fair value adjustment was made to loans identified by management as being problematic. The specific loans have been discounted by management based on collateral values and expected cash flows. The interest rate and general credit fair value adjustments are being accreted over an eight year period based on a sum-of-the-years-digits basis. The specific credit fair value adjustment is reduced only when cash flows are received.

Loan servicing rights – Mortgage servicing rights are evaluated for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market rates of interest and current expected future prepayment rates. For purposes of measuring impairment, the rights must be stratified by one or more predominant risk characteristics of the underlying loans. The Company stratifies its capitalized mortgage servicing rights based on the product type, interest rate and term of the underlying loans. The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights for each stratum exceed the fair value.

Time deposits – Time deposits acquired through the Merger have been recorded at their acquisition date fair value. The fair value of time deposits represents the present value of the time deposits' expected contractual payments discounted by market rates for similar deposits. The fair value adjustment is amortized monthly based a level yield methodology.

Core deposit intangible – The fair value assigned to the core deposit intangible asset represents the future economic benefit of the potential cost savings from acquiring core deposits in the Merger compared to the cost of obtaining alternative funding, such as brokered deposits, from market sources. Management utilized an income approach to present value the expected after tax cash flow benefits of the acquired core deposits. The core deposit intangible is being amortized over ten years on a sum-of-the-years-digits basis.

Goodwill – Goodwill arose in connection with the Old Forge Bank merger. It is reviewed by management for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that its carrying amount exceeds fair value. Management has obtained a professional evaluation of the Company value as of December 31, 2009. The evaluation disclosed that the fair value of the Company stock is approximately 43% above book value, considering both income and market approaches. Market conditions that could negatively impact the value of Goodwill in the future are essentially those Risk Factors discussed in Part 1A of this report. Based on the above, Management has determined that the carrying value of Goodwill has not been impaired at December 31, 2009.

SUMMARY

Net income for 2009 decreased $241 or 2.8%, to $8,372 or $2.80 per weighted average share compared with the year ago period of $8,613 or $4.01 per share. The decrease in net income was primarily attributed to merger costs of $1,550, the recognition of an impairment loss on bank equity investment securities of $787, increased FDIC insurance costs of $909, along with the effect of a one time gain of $1,129, net of tax, related to Visa International's Initial Public Offering during 2008. Net interest margin increased from 3.93% at December 31, 2008 to 4.11% at December 31, 2009. Net interest income increased $7,503 or 32.5% to $30,571 for the twelve months ended December 31, 2009 compared to $23,068 for the same period of 2008. The increase was largely due to an increased loan portfolio of $159.9 million from Old Forge Bank. Net interest income after provision for loan losses increased $6,104 or 27.5% during the 2009 period, largely due to increased interest and fees on loans and reduced interest expense from lower borrowing costs. The provision for loan losses increased $1,399 to $2,260 during 2009 compared with $861 for the same period of 2008 due to the softness in the economy.

Net income for 2008 increased $1,915 or 28.6%, to $8,613 or $4.01 per share compared with the year ago period of $6,698 or $3.12 per share. The increase in net income was primarily attributable to a one-time after tax increase in income of $1,129 ($0.53 per share) related to VISA, Inc.'s Initial Public Offering, which consisted of a gain from the mandatory partial share redemption by VISA and the reversal of a litigation liability accrual that had been recorded by the Company in the fourth quarter of 2007. Excluding the impact of the VISA transaction, net income increased $458 or 6.5% from the twelve months of 2007[1]. Net interest income increased $1,478 or 6.8% to $23,068 for the twelve months ended December 31, 2008 compared to $21,590 for the same period of 2007. The increase resulted from higher interest on investments of $504 or 7.1% due to increased volume of securities of states & political subdivisions and U.S. Agencies. Total interest expense declined $1,909 or 15.0% mainly due to lower deposit costs. Net interest income after provision for loan losses increased $1,274 or 6.1%. The provision for loan losses increased $204 to $861 during 2008 compared with $657 for the same period of 2007.

The Company's return on average assets was 1.04% in 2009 compared to 1.40% in 2008 and 1.15% in 2007. Return on average equity was 7.93%, 11.89% and 9.75% in 2009, 2008 and 2007, respectively.

Net income from accretion and amortization net of taxes of acquisition date fair value adjustments included in the financial results during the period indicated.

	Twelve Months Ended December 31, 2009
Homogeneous loan pools	$ 550
Time deposits	305
Core deposit intangible expense	(182)
Net income from acquisition fair value adjustment	$ 673

Accretion of the loan pools credit fair value adjustment and market rate fair value adjustment is calculated on a sum-of-the-years-digits basis over an eight year period. The fair value market rate adjustment of the time deposits is amortized monthly based on a level yield methodology over five years. The core deposit intangible is being amortized over ten years on a sum-of-the-years-digits basis.

RESULTS OF OPERATIONS

Net Interest Income

The principal component of the Company's earnings is net interest income, which is the difference between interest and fees earned on interest-earning assets and interest paid on deposits and other borrowings.

Net interest income increased $7.5 million or 32.5% to $30.6 million for 2009 compared to $23.1 million for 2008. Loan interest income increased $6.2 million or 23.7% for 2009 largely due to the increased loan portfolio from Old Forge Bank. Investment income remained relatively unchanged due to lower rates despite a higher volume of investments. Interest expense for 2009 decreased $1.2 million or 11.1% to $9.6 million for 2009 compared to $10.8 million in 2008, mainly due to lower borrowing costs.

Net interest income increased $1.5 million or 6.8% to $23.1 million for 2008 compared to $21.6 million for 2007. Loan interest income was slightly lower for 2008. Investment income increased due to increased volume of securities of states & political subdivisions and U.S. Agency securities. Interest expense for 2008 decreased $1.9 million or 15.0% to $10.8 million for 2008 compared to $12.7 million in 2007, mainly due to lower deposit costs.

Net interest income, when expressed as a percentage of average interest-earning assets, is referred to as net interest margin. The Company's net interest margin for the year ended December 31, 2009 was 4.11% compared with 3.93% for the year ended December 31, 2008 and 3.92% for the year ended December 31, 2007.

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[1] *See pages 26 and 27 for a reconciliation of GAAP net income to net income excluding the merger costs incurred during the year ended December 31, 2009 and the gain related to the VISA, Inc. initial public offering during the year ended December 31, 2008.*

Interest income in 2009 totaled $40.2 million, compared to $33.9 million in 2008, an increase of $6.3 million or 18.6%. The tax equivalent yield on average interest-earning assets decreased to 5.70% in 2009, compared to 6.07% in 2008. Average interest-earning assets increased in 2009 to $743.7 million from $586.7 million in 2008. Average loans, which are typically the Company's highest yielding earning assets, increased $133.4 million or 31.7% in 2009 due to the Merger. Average loans represented 74.5% of 2009 average interest-earning assets, compared to 71.8% in 2008. Income on loans increased $6.2 million or 23.7% in 2009 due to the Merger, compared to a decrease in loan income of $0.2 million or .8% during 2008. Investment securities increased on average by $25.4 million or 15.9% to $185.5 million in 2009 compared to $160.1 million in 2008 due to the Merger. Income on investments increased $0.1 million or 1.3% to $7.7 million in 2009, from $7.6 million in 2008. Average earning assets, including Bank-Owned Life Insurance (BOLI), decreased to 93.9% of average total assets for 2009 compared to 96.4% for the year ago period.

The average rate paid on interest-bearing liabilities decreased during 2009 to 1.61%, compared to 2.32% in 2008.

Interest income in 2008 totaled $33.9 million, compared to $34.3 million in 2007, a decrease of $0.4 million or 1.2%. The tax equivalent yield on average interest-earning assets decreased to 6.07% in 2008, compared to 6.50% in 2007. Average interest-earning assets increased in 2008 to $586.7 million from $551.3 million in 2007. Average loans, which are typically the Company's highest yielding earning assets, increased $35.2 million or 9.1% in 2008. Average loans represented 71.8% of 2008 average interest-earning assets, compared to 70.0% in 2007. Income on loans decreased $0.2 million or 0.8% in 2008, compared to an increase in loan income of $3.0 million or 12.8% during 2007. Investment securities increased on average by $10.7 million or 7.2% to $160.1 million in 2008 compared to $149.4 million in 2007. Income on investments increased $0.5 million or 7.0% to $7.6 million in 2008, from $7.1 million in 2007. Average earning assets, including BOLI, increased to 96.4% of average total assets for 2008 compared to 96.0% for the year ago period.

The average rate paid on interest-bearing liabilities decreased during 2008 to 2.32%, compared to 2.94% in 2007.

The most significant impact on net interest income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of earning dollars in loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in net interest income between periods.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY/INTEREST RATES AND INTEREST DIFFERENTIAL

The table below presents average weekly balances, interest income on a fully taxable equivalent basis and interest expense, as well as average rates earned and paid on the company's major asset and liability items for the years ended December 31, 2009, 2008 and 2007.

	2009			2008			2007		
ASSETS	**Average Balance**	**Revenue Expense**	**Yield/ Rate**	**Average Balance**	**Revenue Expense**	**Yield/ Rate**	**Average Balance**	**Revenue Expense**	**Yield/ Rate**
Investment Securities:									
Available-for-Sale									
U.S. Agency obligations	$ 60,030	$ 1,969	3.28%	$ 47,530	$ 2,270	4.78%	$ 38,992	$ 1,824	4.68%
States & political subdivisions	62,464	2,941	7.13	40,127	1,818	6.86	31,098	1,385	6.75
Federal Home Loan Bank stock	6,175	-	-	4,911	164	3.34	3,948	248	6.28
Other	1,349	39	2.89	2,497	92	3.68	4,208	156	3.71
Held to Maturity:									
U.S. Agency obligations	28,200	1,337	4.74	35,775	1,677	4.69	41,866	1,907	4.56
States & political subdivisions	27,235	1,454	8.09	29,235	1,562	8.10	29,246	1,559	8.08
Loans, net of unearned income:									
Real estate mortgages	318,444	17,788	5.59	270,368	16,376	6.06	246,504	15,825	6.42
Commercial real estate	148,641	7,879	5.30	90,544	5,734	6.33	76,132	5,637	7.40
Commercial	25,656	1,551	6.05	24,286	1,612	6.64	23,036	1,928	8.37
Consumer & other	61,708	5,181	8.40	35,794	2,496	6.97	40,141	3,039	7.57
Federal funds sold	-	-	-	1,739	29	1.67	8,795	456	5.18
Interest on balances with banks	3,833	12	.31	3,883	68	1.75	7,288	365	5.01
Total Interest Earning Assets/ Total Interest Income	743,735	$ 40,151	5.70%	586,689	$ 33,898	6.07%	551,254	$ 34,329	6.50%
Cash and due from banks	10,326			9,687			10,575		
Bank premises and equipment	11,804			9,362			9,609		
Accrued interest receivable	3,829			3,350			3,338		
Goodwill	19,798			-			-		
Cash surrender value life insurance	12,559			7,515			7,199		
Other assets	9,140			4,693			4,067		
Less: Allowance for loan losses	5,963			4,986			4,328		
Total Assets	**$ 805,228**			**$ 616,310**			**$ 581,714**		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Deposits:									
Demand-Interest Bearing	$ 64,762	$ 393	.61%	$ 53,915	$ 377	.70%	$ 55,803	$ 570	1.02%
Savings	101,765	409	.40	76,326	412	.54	81,096	880	1.09
Money markets	137,527	1,379	1.00	114,521	2,131	1.86	93,089	2,851	3.06
Time-Over $100	67,075	1,726	2.57	37,745	1,451	3.84	41,146	2,010	4.89
Time-Other	117,507	2,634	2.24	70,436	2,602	3.69	74,923	3,064	4.09
Repurchase agreements	25,554	339	1.33	34,204	848	2.48	25,842	839	3.25
Federal funds purchased	4,568	29	.63	-	-	-	-	-	-
Short-term borrowings	9,689	48	.50	7,069	175	2.48	1,254	62	4.94
Long-term borrowings	68,246	2,623	3.84	73,252	2,834	3.87	60,867	2,463	4.05
Total Interest Bearing Liabilities/ Total Interest Expense	596,693	$ 9,580	1.61%	467,468	$ 10,830	2.32%	434,020	$ 12,739	2.94%
Demand-Non-interest bearing	95,491			72,015			74,195		
All other liabilities	7,431			4,366			4,818		
Stockholders' equity	105,613			72,461			68,681		
Total Liabilities Stockholders' Equity	**$ 805,228**			**$ 616,310**			**$ 581,714**		
Interest Spread			4.09%			3.75%			3.56%
Net Interest Income		$ 30,571			$ 23,068			$ 21,590	
FINANCIAL RATIOS									
Net interest margin			4.11%			3.93%			3.92%
Return on average assets			1.04%			1.40%			1.15%
Return on average equity			7.93%			11.89%			9.75%
Average equity to average assets			13.12%			11.76%			11.81%
Dividend payout ratio			60.00%			41.40%			50.64%

DOLLAR AMOUNT OF CHANGE IN INTEREST INCOME AND INTEREST EXPENSE

	2009 compared to 2008	Dollar Amount of Change	Change in Volume	Change in Rate	Change in Rate-Volume
EARNING ASSETS	Investment Securities:				
	Available-for-Sale				
	U.S. Agency obligations	$ (301)	$ 598	$ (713)	$ (186)
	States & political subdivisions	1,123	1,532	108	(517)
	Equity securities	(217)	4	(218)	(3)
	Held to Maturity:				
	U.S. Agency obligations	(340)	(355)	18	(3)
	States & political subdivisions	(108)	(162)	(3)	57
	Loans, net of unearned income:				
	Real estate mortgages	3,557	6,506	(2,274)	(675)
	Commercial	(61)	91	(143)	(9)
	Consumer and other	2,685	1,806	512	367
	Federal funds sold	(29)	(29)	(29)	29
	Interest bearing balances with banks	(56)	(1)	(56)	1
	Total Interest Income	6,253	9,990	(2,798)	(939)
INTEREST BEARING LIABILITIES	Deposits:				
	Demand-Interest Bearing	16	76	(49)	(11)
	Savings	(3)	137	(107)	(33)
	Money markets	(752)	428	(985)	(195)
	Time-Over $100	275	1,126	(479)	(372)
	Time-Other	32	1,737	(1,021)	(684)
	Repurchase agreements	(509)	(215)	(393)	99
	Short-term borrowings	(98)	178	(137)	(139)
	Long-term borrowings	(211)	(194)	(22)	5
	Total Interest Expense	(1,250)	3,273	(3,193)	(1,330)
	Net Interest Income	**$ 7,503**	**$ 6,717**	**$ 395**	**$ 391**

	2008 compared to 2007	Dollar Amount of Change	Change in Volume	Change in Rate	Change in Rate-Volume
EARNING ASSETS	Investment Securities:				
	Available-for-Sale				
	U.S. Agency obligations	$ 446	$ 400	$ 39	$ 7
	States & political subdivisions	433	402	25	6
	Equity securities	(148)	(3)	(117)	(28)
	Held to Maturity:				
	U.S. Agency obligations	(230)	(278)	54	(6)
	States & political subdivisions	3	(1)	4	–
	Loans, net of unearned income:				
	Real estate mortgages	648	2,645	(2,291)	294
	Commercial	(316)	105	(399)	(22)
	Consumer and other	(543)	(329)	(241)	27
	Federal funds sold	(427)	(366)	(309)	248
	Interest bearing balances with banks	(297)	(171)	(238)	112
	Total Interest Income	(431)	2,404	(3,473)	638
INTEREST BEARING LIABILITIES	Deposits:				
	Demand-Interest Bearing	(193)	(19)	(179)	5
	Savings	(468)	(52)	(446)	30
	Money markets	(720)	656	(1,117)	(259)
	Time-Over $100	(559)	(166)	(432)	39
	Time-Other	(462)	(184)	(300)	22
	Repurchase agreements	9	272	(199)	(64)
	Short-term borrowings	113	287	(31)	(143)
	Long-term borrowings	371	502	(110)	(21)
	Total Interest Expense	(1,909)	1,296	(2,814)	(391)
	Net Interest Income	**$ 1,478**	**$ 1,108**	**$ (659)**	**$ 1,029**

PROVISION FOR LOAN LOSSES

The provision for loan losses represents management's determination of the amount necessary to bring the allowance for loan losses to a level that management considers adequate to reflect the risk of future losses inherent in the Company's loan portfolio.

The provision for loan losses was $2,260 in 2009, an increase of 162.5% compared to $861 for 2008. The increase in the provision was due to the Company's increased loan portfolio resulting from the Merger, as well as management's viewpoint in valuing the loan portfolio for loan losses as the national and local economies have slowed down. The allowance for loan losses at December 31, 2009 was $6,300 or 1.04% of total loans compared to $5,275 or 1.20% of total loans at December 31, 2008.

The allowance for loan loss as a percentage of loans was 1.04% at December 31, 2009, compared to 1.20% at December 31, 2008. The decrease is a result of eliminating the allowance for loan loss and incorporating a credit fair value adjustment on purchased loans due to the merger with Old Forge Bank as of April 1, 2009. As a result, the allowance for credit losses, which included the allowance for loan loss and the credit fair value adjustment on loans purchased, provides an allowance for credit loss as a percentage of period end loans of 1.98% at December 31, 2009. The evaluation of the credit fair value adjustment on purchased loans was made in accordance with current accounting standards for business combinations.

The following table presents the components of the allowance for credit losses for the past five years are as follows:

Years Ended December 31,	2009	2008	2007	2006	2005
Allowance for loan losses	$ 6,300	$ 5,275	$ 4,700	$ 4,200	$ 3,800
Credit fair value adjustment on purchased loans	5,795	-	-	-	-
Allowance for credit losses	$ 12,095	$ 5,275	$ 4,700	$ 4,200	$ 3,800
Allowance for credit losses to period end loans	1.98%	1.20%	1.16%	1.14%	1.18%

The Company believes that the judgments used in establishing the allowance for loan losses are based on reliable information. In assessing the sufficiency of the allowance for loan losses, management considers how well prior estimates have related to actual experience. The Company continually monitors the risk elements, historical rates and other data used in establishing the allowance on a periodic basis.

Although management uses available information to establish the appropriate level of the allowance for loan losses, future additions or reductions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. As a result, our allowance for loan losses may not be sufficient to cover actual loan losses, and future provisions for loan losses could materially adversely affect the Company's operating results. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

There are also no particular risk elements in the local economy that put a group or category of loans at increased risk, however, the Company has increased its portfolio of commercial loans, which typically bear a higher risk. These loans are typically secured by real estate to minimize this risk. At December 31, 2009 management feels the loan loss reserve is adequate to manage the risk inherent in the loan portfolio due to today's economic environment.

The process of determining the adequacy of the allowance is necessarily judgmental and subject to changes in external conditions. Accordingly, there can be no assurance that existing levels of the allowance will ultimately prove adequate to cover actual loan losses.

NON-INTEREST INCOME

The following table sets forth information by category of non-interest income for the Company for the past three years:

Years Ended December 31,	2009	2008	2007
Trust department income	$ 1,392	$ 1,474	$ 1,535
Service charges on deposit accounts	1,939	1,477	1,014
Merchant transaction income	4,379	4,502	4,256
Brokerage fee income	348	596	261
Other fee income	1,392	1,279	1,211
Bank-owned life insurance	470	316	314
Other operating income	363	167	80
VISA mandatory share redemption	-	1,213	-
Impairment losses on investment securities	(787)	-	-
Realized gains on securities, net	873	12	49
Total Non-Interest Income	$ 10,369	$ 11,036	$ 8,720

Total non-interest income decreased $667 or 6.0% to $10,369 during 2009, from $11,036 for the same period of 2008. Trust department income decreased $82 or 5.6% from $1,474 at December 31, 2008 to $1,392 at December 31, 2009 due to a lower market value of trust assets. Service charges on deposit accounts increased $462 or 31.3% primarily due to the increased number of accounts and increased service charge activity. Merchant transaction income decreased $123 or 2.7%, mainly due to lower transaction volume from continued softness in the economy. Brokerage fee income decreased $248 or 41.6% mostly due to the decline in the overall volume of transactions. Other operating income increased $196 or 117.4% largely due to gains on the sale of low yielding long-term fixed rate real estate loans. In the first quarter of 2008, the Company realized a gain of $1,213 related to VISA, Inc.'s Initial Public Offering, which consisted of a mandatory partial share redemption. The Company recognized an impairment loss on bank equity investment securities of $787 during 2009. Realized gains on securities increased $861 to $873 during 2009 from $12 for 2008 largely due to gains on the sale of the majority of the Old Forge Bank securities portfolio, with the proceeds reinvested into higher quality securities.

Total non-interest income increased $2,316 or 26.6% to $11,036 during 2008, from $8,720 for the same period of 2007. Trust department income decreased $61 due to the decrease in market value of trust assets. Service charges on deposit accounts increased $463 or 45.7% primarily due to the increased number of accounts and increased service charge activity. Merchant transaction income increased $246 or 5.8%, mainly due to higher transaction volume and new business. Brokerage fee income increased $335 or 128.4% due to new and increased business in the wealth management area. Other operating income increased $87 or 108.7% due to a gain on the sale of other real estate owned of $69, along with an increase in general operating income. The Company realized a gain of $1,213 related to VISA, Inc.'s Initial Public Offering, which consisted of a mandatory partial share redemption, during the first quarter of 2008, discussed earlier. Realized gains on securities decreased $37 to $12 during 2008 from $49 for 2007.

NON-INTEREST EXPENSES

VISA Contingency

In October 2007, Penn Security Bank & Trust Company, as a member of VISA U.S.A. Inc. received shares of restricted stock in VISA, Inc. (VISA) as a result of a global restructuring of VISA in preparation for an initial public offering in 2008.

In connection with this, VISA member banks were required to recognize a contingent obligation to indemnify VISA under its revised bylaws for potential losses arising from certain antitrust litigation, at the estimated fair value of such obligation. The Company, accordingly, recorded a $497 charge or $328, net of tax, in the fourth quarter of 2007. Upon successful completion of the public offering in 2008, VISA established an escrow account for the litigation, funded by a partial redemption of member shares allowing the Company to reverse the $497 litigation accrual during the first quarter of 2008.

The following table sets forth information by category of non-interest expenses for the Company for the past three years:

Years Ended December 31,	2009	2008	2007
Salaries and employee benefits	$ 12,551	$ 10,157	$ 9,118
Expense of premises and equipment, net	3,246	2,703	2,586
Merchant transaction expenses	3,085	3,403	3,358
Merger related costs	1,550	-	-
FDIC insurance assessments	968	59	49
Bank shares tax	1,039	743	695
Outside services	615	770	710
Director fees	568	493	492
Other operating expenses	4,798	3,844	4,323
Total Non-Interest Expenses	$ 28,420	$ 22,172	$ 21,331

Total non-interest expenses increased $6,248 or 28.2% to $28,420 during 2009 compared with $22,172 for the same period of 2008. Salaries and employee benefits expense increased $2,394 or 23.6% mainly due to increased salaries resulting from additional employees as a result of the merger. Premises and fixed assets expense increased $543 or 20.1% due to additional depreciation and increased occupancy expense in part due to the merger. Merchant transaction expenses decreased $318 or 9.3% due to lower transaction volume. Merger related costs of $1,550 consist of computer system conversions and equipment upgrades of $606, investment banking, valuation services, legal and accounting fees of $429, severance payments of $450 and stay bonuses of $65. FDIC insurance assessments increased $909 due to a one time FDIC special assessment charge of $385 and increases in quarterly assessments. Bank shares tax increased $296 or 39.8% as a result of the Merger. Other operating expenses increased $954 or 24.8% due to the effect of the reversal in the first quarter of 2008 of the $497 VISA litigation accrual recorded by the Company in the fourth quarter of 2007, in addition to an increase of $248 in consulting and advisory expense and $850 of legal and professional services.

Total non-interest expenses increased $841 or 3.9% to $22,172 during 2008 compared with $21,331 for the same period of 2007. Salaries and employee benefits expense increased $1,039 or 11.4% largely due to a $356 retirement contribution to fifty employees negatively impacted by the Company's pension freeze during the second quarter of 2008, and an additional $70 contribution to the 401(k) plan benefiting all employees, and increased salaries resulting from additional employee hires and increased commissions related to our wealth management division. Premises and fixed assets expense increased $117 or 4.5% due to computer system upgrades and increased occupancy expense. Merchant transaction expenses increased $45 or 1.3% due to higher transaction volume. Other operating expenses decreased $479 or 11.1% largely due to the effect of the $497 VISA litigation accrual recorded by the Company during the fourth quarter of 2007[2]. Excluding this VISA litigation accrual, other operating expense increased year over year $515 mostly related to the Company's new brand and logo expenses of $120, legal fees related to loan collection efforts of $128, and professional expenses of $134 related to the pension freeze, $82 related to outsourced audit and compliance services, and $78 related to computer system updates.

INCOME TAXES

Federal income tax expense decreased $570 or 23.2% to $1,888 in 2009 compared to $2,458 in 2008, primarily due to lower operating income described above and higher tax-free income.

Federal income tax expense increased $834 or 51.4% to $2,458 in 2008 compared to $1,624 in 2007, primarily due to the VISA initial public offering and overall higher income.

The Company's effective income tax rate for 2009, 2008 and 2007 was 18.4%, 22.2% and 19.5%, respectively.

The Company uses the asset and liability method of accounting for deferred income taxes. If current available information raises doubt as to the realization of deferred tax assets, a valuation allowance is established. The Company evaluates the recoverability of deferred

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[2] *See pages 26 and 27 for a reconciliation of GAAP net income to net income excluding the merger costs incurred during the year ended December 31, 2009 and the gain related to the VISA, Inc. initial public offering during the year ended December 31, 2008.*

tax assets based on its ability to generate future profits. The Company employs budgeting and periodic reporting processes to continually monitor its progress. Historically, the Company has had sufficient profits for recovery of deferred tax benefits.

For further discussion pertaining to Federal income taxes, see Note 17 to the Consolidated Financial Statements.

FINANCIAL CONDITION

Total assets increased $254.3 million or 40.4% during 2009 to $883.3 million at December 31, 2009 compared to $629.0 million at December 31, 2008, including the acquisition of Old Forge Bank assets at fair value of $212.6 million and the recording of Goodwill of $26.4 million. Total assets increased $48.2 million or 8.3% during 2008 to $629.0 million at December 31, 2008 compared to $580.8 million at December 31, 2007.

INVESTMENT PORTFOLIO

The Company maintains a portfolio of investment securities to provide income and serve as a source of liquidity for its ongoing operations.

The following table presents the carrying value, by security type, for the Company's investment portfolio:

December 31,	2009	2008	2007
U.S. Agency obligations	$ 95,962	$ 80,643	$ 69,516
States & political subdivisions	98,584	70,010	68,714
Equity securities	7,786	6,827	7,218
Total Investment Securities	$ 202,332	$ 157,480	$145,448

Equity securities at December 31, 2009 and 2008 consisted primarily of other financial institutions' stock and Federal Home Loan Bank of Pittsburgh (FHLB) stock, which is a required investment in order to participate in an available line of credit program. The FHLB stock is stated at par value as it is restricted to purchases and sales with the FHLB. The FHLB suspended its stock repurchase and dividend payments during December 2008. Based on current financial information available, management does not believe the FHLB stock value is impaired as of December 31, 2009.

In 2009, the Company recorded an other-than-temporary impairment charge of $787 related to the Company's equity investment portfolio containing stock of financial institutions. Prior to this impairment charge, the decline in value of the securities was recorded as unrealized losses on securities available-for-sale and reflected as a reduction in stockholders' equity through other comprehensive income.

In recent periods, United States and global markets, as well as general economic conditions, have been disrupted and volatile. Concerns regarding the financial strength of financial institutions have led to distress in credit markets and issues relating to liquidity among financial institutions. The United States and other governments have taken steps to try to stabilize the financial system, including investing in financial institutions. The Company has not applied for and is not participating in any government sponsored Capital Purchase Programs. Our businesses, financial conditions and results of operations could be adversely affected by (1) continued disruption and volatility in financial markets, (2) continued capital and liquidity concerns regarding financial institutions generally and our counterparties specifically, including the Federal Home Loan Bank, (3) limitations resulting from governmental action in an effort to stabilize or provide additional regulation of the financial system, or (4) recessionary conditions that are deeper or last longer than currently anticipated.

A summary of transactions involving available-for-sale debt securities in 2009, 2008 and 2007 are as follows:

December 31,	2009	2008	2007
Proceeds from sales	$ 25,568	$ 11,798	$ –
Gross realized gains	1,029	11	–
Gross realized losses	142	–	–

LOAN PORTFOLIO

Details regarding the Company's loan portfolio for the past five years are as follows:

December 31,	2009	2008	2007	2006	2005
Real estate – construction					
and land development	$ 32,910	$ 21,949	$ 25,858	$ 23,714	$ 13,132
Real estate mortgages	470,093	355,528	318,437	284,323	227,853
Commercial	30,743	27,793	24,505	26,265	42,894
Credit card and related plans	3,365	3,272	3,324	3,282	3,152
Installment	59,986	28,135	26,542	25,532	26,293
Obligations of states &					
political subdivisions	6,873	4,471	5,973	6,806	8,038
Loans, net of unearned income	603,970	441,148	404,639	369,922	321,362
Less: Allowance for loan losses	6,300	5,275	4,700	4,200	3,800
Loans, net	$ 597,670	$ 435,873	$ 399,939	$ 365,722	$ 317,562

LOANS

Total net loans increased $161.8 million or 37.1% to $597.7 million at December 31, 2009 from $435.9 million at December 31, 2008. This increase is primarily due to the acquisition of the Old Forge Bank loan portfolio of $159.9 million.

Total net loans increased $36.0 million or 9.0% to $435.9 million at December 31, 2008 from $399.9 million at December 31, 2007. This increase was due mainly to strong loan demand with a mix of fixed and variable rate loans backed by real estate.

LOAN QUALITY

The lending activities of the Company are guided by the comprehensive lending policy established by the Board of Directors. Loans must meet criteria which include consideration of the character, capacity and capital of the borrower, collateral provided for the loan, and prevailing economic conditions. Due to the consistent application of conservative underwriting standards, the Company's loan quality has remained strong during the current general economic downturn. The Company has not engaged in any sub-prime credit lending and is therefore, not subject to the credit risks associated with such loans.

Regardless of credit standards, there is risk of loss inherent in every loan portfolio. The allowance for loan losses is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of the loans. The evaluations take into consideration such factors as change in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, industry experience, collateral value and current economic conditions that may affect the borrower's ability to pay. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

The allowance for loan losses is increased by periodic charges against earnings as a provision for loan losses, and decreased periodically by charge-offs of loans (or parts of loans) management has determined to be uncollectible, net of actual recoveries on loans previously charged-off.

The allowance for loan loss as a percentage of loans was 1.04% at December 31, 2009, compared to 1.20% at December 31, 2008. The decrease is a result of eliminating the allowance for loan loss and incorporating a credit fair value adjustment on purchased loans due to the merger with Old Forge Bank as of April 1, 2009. As a result, the allowance for credit losses, which included the allowance for loan loss and the credit fair value adjustment on loans purchased, provides an allowance for credit loss as a percentage of period end loans of 1.98% at December 31, 2009. The evaluation of the credit fair value adjustment on purchased loans was made in accordance with current accounting standards for business combinations.

The following table presents the components of the allowance for credit losses for the past five years are as follows:

Years Ended December 31,	2009	2008	2007	2006	2005
Allowance for loan losses	$ 6,300	$ 5,275	$ 4,700	$ 4,200	$ 3,800
Credit fair value adjustment on purchased loans	5,795	-	-	-	-
Allowance for credit losses	$ 12,095	$ 5,275	$ 4,700	$ 4,200	$ 3,800
Allowance for credit losses to period end loans	1.98%	1.20%	1.16%	1.14%	1.18%

In 2009, our local economy began to experience the negative impact of our nation's economic downturn. The local housing market slowed and the unemployment rate in Northeastern Pennsylvania increased to 9.7% by year-end. To enhance our ability to identify and manage risk throughout our organization, we created the senior level position of Chief Risk Officer in December of 2009. This position will facilitate our enterprise wide risk assessment to identify, monitor and quickly mitigate the inherent risks of a community bank in today's economic environment.

NON-PERFORMING ASSETS

Non-performing assets consist of non-accrual loans and other real estate owned. The following table sets forth information regarding non-performing assets and loans past due 90 days or more and still accruing interest as of the dates indicated:

As of:	*2009*	*2008*	*2007*	*2006*	*2005*
Non-accrual loans					
Secured by real estate	$ 1,945	$ 1,098	$ 657	$ 3,005	$ 1,003
Commercial loans	199	201	949	175	609
Consumer loans	195	155	4	-	15
Total non-performing loans	$ 2,339	$ 1,454	$ 1,610	$ 3,180	$ 1,627
Other real estate owned	405	-	-	-	-
Total non-performing assets	$ 2,744	$ 1,454	$ 1,610	$ 3,180	$ 1,627
Loans past due 90 days or more and accruing:					
Secured by real estate	$ 1,456	$ 810	$ 57	$ 177	$ -
Guaranteed student loans	218	203	408	251	152
Credit card loans	9	17	2	6	21
Commercial loans	-	119	-	-	-
Consumer loans	14	4	12	-	-
Total loans past due 90 days or more and accruing	$ 1,697	$ 1,153	$ 479	$ 434	$ 173
Non-performing loans to period end loans	0.39%	0.33%	0.40%	0.86%	0.51%
Total loans past due 90 days or more and accruing to period end loans	0.28%	0.26%	0.12%	0.12%	0.05%
Non-performing assets to period end assets	0.31%	0.23%	0.28%	0.56%	0.28%

Loans are generally placed on a non-accrual status when principal or interest is past due 90 days and when payment in full is not anticipated. When a loan is placed on non-accrual status, all interest previously accrued but not collected is charged against current income. Loans are returned to accrual status when past due interest is collected and the collection of future principal and interest is probable.

Loans on which the accrual of interest has been discontinued or reduced amounted to $2,339, $1,454 and $1,610 at December 31, 2009, 2008 and 2007, respectively. The increase in 2009 was due primarily to several loans which were acquired in the Old Forge Bank merger, as well as, a single borrowing relationship for which management feels the Company is sufficiently secured and predicts no significant loss of principal. The decrease in 2007 was primarily due to the resolution of a single borrower relationship outstanding in 2006. If interest on those loans had been accrued, such income would have been $365, $192 and $153 for 2009, 2008 and 2007, respectively. Interest income on those loans, which is recorded only when received, amounted to $52, $29 and $17 for 2009, 2008 and 2007, respectively. There are no commitments to lend additional funds to individuals whose loans are in non-accrual status.

Real estate loans of $1,456 that are past due 90 days or more and still accruing are primarily 1-4 family residential loans with favorable loan-to-value ratios and in the process of collection.

Management's process for evaluating the adequacy of the allowance for loan losses includes reviewing each month's loan committee reports which list all loans that do not meet certain internally developed criteria as to collateral adequacy, payment performance, economic conditions and overall credit risk. These reports also address the current status and actions in process on each listed loan. From this information, adjustments are made to the allowance for loan losses. Such adjustments include both specific loss allocation amounts and general provisions by loan category based on present and past collection experience, nature and volume of the loan portfolio, overall portfolio quality, and current economic conditions that may affect the borrower's ability to pay. As of December 31, 2009 there are no significant loans as to which management has serious doubt about their collectibility.

During the second quarter of 2008, the Company was notified that The Education Resources Institute, Inc. (TERI), a guarantor of a portion of our student loan portfolio, had filed for Reorganization under Chapter 11 of the Federal Bankruptcy Act. Currently, the

Company holds $8.0 million of TERI loans. The Company does not anticipate that TERI's bankruptcy filing will significantly impact the Company's financial statements. These loans are placed on non-accrual status when they become more than 90 days past due. At December 31, 2009 there was $137 of such loans placed on non-accrual status.

At December 31, 2009, 2008 and 2007, the Company did not have any loans specifically classified as impaired.

Most of the Company's lending activity is with customers located in the Company's geographic market area and repayment thereof is affected by economic conditions in this market area.

The Company does not engage in any sub-prime or ALT-A credit lending. Therefore, the Company is not subject to any credit risks associated with such loans.

LOAN LOSS EXPERIENCE

The following table presents the Company's loan loss experience during the periods indicated:

Years Ended December 31,	2009	2008	2007	2006	2005
Balance at beginning of year	$ 5,275	$ 4,700	$ 4,200	$ 3,800	$ 3,600
Charge-offs:					
Real estate mortgages	349	83	84	74	31
Commercial and all others	610	-	10	18	-
Credit card and related plans	71	55	66	49	68
Installment loans	270	179	5	26	14
Total charge-offs	1,300	317	165	167	113
Recoveries:					
Real estate mortgages	42	-	5	-	46
Commercial and all others	-	14	1	131	-
Credit card and related plans	1	16	1	3	3
Installment loans	22	1	1	-	1
Total recoveries	65	31	8	134	50
Net charge-offs	1,235	286	157	33	63
Provision charged to operations	2,260	861	657	433	263
Balance at End of Year	$ 6,300	$ 5,275	$ 4,700	$ 4,200	$ 3,800
Ratio of net charge-offs to average loans outstanding	0.22%	0.07%	0.04%	0.01%	0.02%

The allowance for loan losses at December 31, 2009 was $6,300 or 1.04% of total loans compared to $5,275 or 1.20% of total loans at December 31, 2008. The allowance for credit losses was 1.98% at December 31, 2009 compared to 1.20% at December 31, 2008.

The overwhelming majority of commercial loans and real estate mortgages charged-off during 2009 were comprised of one and two borrowing relationships, respectively.

The allowance for loan losses is allocated as follows:

December 31,	2009		2008		2007		2006		2005	
	Amount	% (1)	Amount	% (1)	Amount	% (1)	Amount	% (1)	Amount	% (1)
Real estate mortgages	$ 1,200	83%	$ 1,200	86%	$ 1,200	85%	$ 1,200	83%	$ 1,200	75%
Commercial and all others	4,000	5	3,275	6	2,900	7	2,500	9	2,190	16
Credit card and related plans	350	1	300	1	300	1	250	1	185	1
Personal installment loans	750	11	500	7	300	7	250	7	225	8
Total	$ 6,300	100%	$ 5,275	100%	$ 4,700	100%	$ 4,200	100%	$ 3,800	100%

(1) - Percent of loans in each category to total loans

DEPOSITS

The primary source of funds to support the Company's operations is its deposit base. Company deposits increased $220.7 million to $645.4 million at December 31, 2009 from $424.7 million at December 31, 2008. Largely, the Company experienced growth in transaction accounts and time deposits due to the acquisition of Old Forge Bank accounts of $177.0 million, as well as growth from increased marketing efforts. Company deposits increased $8.2 million to $424.7 million at December 31, 2008 from $416.5 million at December 31, 2007. Largely, the Company experienced growth in transaction accounts and time deposits due to increased marketing efforts.

The maturities of time deposits of $100,000 or more at December 31, 2009 are as follows:

Three months or less	$ 20,649
Over three months through six months	19,826
Over six months through twelve months	12,611
Over twelve months	25,616
Total	$ 78,702

DIVIDEND POLICY

Payment of future dividends will be subject to the discretion of the Board of Directors and will depend upon the earnings of the Company, its financial condition, capital requirements, need for funds and other matters as the Board deems appropriate.

Dividends on the Company common stock, if approved by the Board of Directors, are customarily paid on or about March 15, June 15, September 15 and December 15.

ASSET/LIABILITY MANAGEMENT

The Company's policy is to match its level of rate-sensitive assets and rate-sensitive liabilities within a limited range, thereby reducing its exposure to interest rate fluctuations. While no single measure can completely identify the impact of changes in interest rates on net interest income, one gauge of interest rate-sensitivity is to measure, over a variety of time periods, the differences in the amounts of the Company's rate-sensitive assets and rate-sensitive liabilities. These differences, or "gaps", provide an indication of the extent to which net interest income may be affected by future changes in interest rates. A positive gap exists when rate-sensitive assets exceed rate-sensitive liabilities and indicates that a greater volume of assets than liabilities will reprise during a given period. This mismatch may enhance earnings in a rising interest rate environment and may inhibit earnings when interest rates decline. Conversely, when rate-sensitive liabilities exceed rate-sensitive assets, referred to as a negative gap, it indicates that a greater volume of liabilities than assets may reprise during the period. In this case, a rising interest rate environment may inhibit earnings and declining interest rates may enhance earnings. However, because interest rates for different asset and liability products offered by financial institutions respond differently, the gap is only a general indicator of interest rate sensitivity.

LIQUIDITY

The objective of liquidity management is to maintain a balance between sources and uses of funds in such a way that the cash requirements of customers for loans and deposit withdrawals are met in the most economical manner. Management monitors its liquidity position continuously in relation to trends of loans and deposits for short-term as well as long-term requirements. Liquid assets are monitored on a daily basis to assure maximum utilization. Management also manages its liquidity requirements by maintaining an adequate level of readily marketable assets and access to short-term funding sources. Management does not foresee any adverse trends in liquidity.

The Company remains in a highly liquid condition both in the short and long term. Sources of liquidity include the Company's U.S. Agency bond portfolios, additional deposits, earnings, overnight loans to and from other companies (Federal Funds) and lines of credit at the Federal Reserve Bank and the Federal Home Loan Bank (FHLB). The Company is not a party to any commitments, guarantees or obligations that could materially affect its liquidity.

The Company offers collateralized repurchase agreements, which have a one day maturity, as an alternative deposit option for its customers. The Company also has long-term debt outstanding to the FHLB, which was used to purchase a Freddie Mac pool of residential mortgages. At December 31, 2009 the Company had $227,981 of available borrowing capacity with the FHLB, a Borrower-In-Custody (BIC) line of credit of $11,171 with the Federal Reserve Bank of Philadelphia and available borrowing capacity at the Discount Window of $36,625, an overnight Federal funds line of credit of $19,000 with PNC Bank and an overnight Federal funds line of credit of $5,000 with Wells Fargo.

The Company is a separate legal entity from the Bank and must provide for its own liquidity. In addition to its operating expenses, the Company is responsible for paying any dividends declared to its shareholders. The Company's primary source of income is dividends received from the Bank. The amount of dividends that the Bank may declare and pay to the Company is generally restricted under Pennsylvania law to the retained earnings of the Bank.

COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, there are outstanding commitments and contingent liabilities, created under prevailing terms and collateral requirements such as commitments to extend credit, financial guarantees and letters of credit, which are not reflected in the accompanying Financial Statements. The Company does not anticipate any losses as a result of these transactions. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Balance Sheets.

The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

Financial instruments whose contract amounts represent credit risk at December 31, 2009 and 2008 are as follows:

		2009		2008
Commitments to extend credit:				
Fixed rate	$	39,576	$	26,396
Variable rate	$	87,454	$	92,935
Standby letters of credit	$	16,091	$	11,173

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have expiration dates of one year or less or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

At December 31, 2009 the Bank has entered into contracts for the building of a new branch at an existing location, in the amount of $1,909, approximately $675 of which had been disbursed as of December 31, 2009.

RELATED PARTIES

The Company does not have any material transactions involving related persons or entities, other than traditional banking transactions, which are made on the same terms and conditions as those prevailing at the time for comparable transactions with unrelated parties. At December 31, 2009, the Bank has issued standby letters of credit for the accounts of related parties in the amount of $7,802.

CAPITAL RESOURCES

A strong capital position is important to the continued profitability of the Company and promotes depositor and investor confidence. The Company's capital provides a basis for future growth and expansion and also provides additional protection against unexpected losses.

Additional sources of capital would come from retained earnings from the operations of the Company and from the sale of additional shares of common stock. Management has no plans to offer additional shares of common stock at this time.

The Company's total risk-based capital ratio was 16.90% at December 31, 2009. The Company's risk-based capital ratio is more than the 10.00% ratio that Federal regulators use as the "well capitalized" threshold under the Federal prompt corrective action regulations. This is the current criteria which the FDIC uses in determining the lowest insurance rate for deposit insurance. The Company's risk-based capital ratio is more than double the 8.00% minimum threshold, which determines whether a company is "adequately capitalized". Under these rules, the Company could significantly increase its assets and still comply with these capital requirements without the necessity of increasing its equity capital.

The following table presents Stockholders' Equity of the Company for the past two years:

Years Ended December 31,	2009	2008
Balance at beginning of year	$ 73,642	$ 69,715
Fair value of consideration exchanged in merger	38,058	-
Net income	8,372	8,613
Other comprehensive income	2,356	(1,121)
Cash dividends declared	(5,031)	(3,565)
Total Stockholders' Equity	$ 117,397	$ 73,642

Non-GAAP Financial Measures

Certain financial measures contained in this Form 10-K for 2008 exclude the income created by the reversal of a liability accrual related to VISA's covered litigation provision as well as the gain from the mandatory redemption of a portion of the Company's class B shares in VISA. These financial measures for 2009 exclude Merger related costs related to the acquisition of Old Forge Bank on April 1, 2009. Financial measures which exclude the above referenced items have not been determined in accordance with generally accepted accounting principles ("GAAP") and are therefore non-GAAP financial measures. Management of the Company believes that investors' understanding of the Company's performance is enhanced by disclosing these non-GAAP financial measures as a reasonable basis for comparison of the Company's ongoing results of operations. These non-GAAP measures should not be considered a substitute for GAAP-basis measures and results. Our non-GAAP measures may not be comparable to non-GAAP measures of other companies. The attached Non-GAAP Reconciliation Schedule provides a reconciliation of these non-GAAP financial measures to the most closely analogous measure determined in accordance with GAAP.

In March 2008, VISA, Inc. (VISA) completed its initial public offering. The Bank and certain other VISA member banks are shareholders in VISA. Following the initial public offering, the Company received $1.2 million in proceeds from the offering, as a mandatory partial redemption of 28,351 shares, reducing the Company's holdings from 73,333 to 44,982 shares of Class B common stock. Using proceeds from this offering, VISA established a $3.0 billion escrow account to cover the resolution of pending litigation and related claims. The partial redemption proceeds of $1.2 million are reflected in other non-interest income in the first quarter of 2008.

The remaining unredeemed shares of VISA Class B common stock are restricted and may not be transferred until the later of (1) three years from the date of the initial public offering or (2) the period of time necessary to resolve the covered litigation. The current conversion ratio of 0.5824 was established for the conversion rate of Class B shares into Class A shares. If the funds in the escrow account are insufficient to settle all the covered litigation, VISA may sell additional Class A shares, use the proceeds to settle litigation, and further reduce the conversion ratio. If funds remain in the escrow account after all litigation is settled, the Class B conversion ratio will be increased to reflect that surplus. As of December 31, 2009, the value of the Class A shares was $87.46 per share. The value of unredeemed Class A equivalent shares owned by the Company was $2.3 million as of December 31, 2009, and has not yet been reflected in the accompanying financial statements.

In connection with VISA's establishment of the litigation escrow account, the Company reversed a $497 accrual in the first quarter of 2008, reflected as a reduction of other non-interest expense. This reserve was created in the fourth quarter of 2007, pending completion of the VISA, Inc. initial public offering as a charge to other non-interest expense.

Merger costs of $1,550 for the year ended December 31, 2009, related to the merger with Old Forge Bank, consist primarily of investment banking costs, system conversion costs, valuation services, legal and accounting fees and severance payments.

NON-GAAP RECONCILIATION SCHEDULE
PENSECO FINANCIAL SERVICES CORPORATION
(unaudited)
(in thousands)

The following tables present the reconciliation of non-GAAP financial measures to reported GAAP financial measures.

	Twelve Months Ended December 31, 2009	Twelve Months Ended December 31, 2008	Change
Net interest income after provision for loan losses	$ 28,311	$ 22,207	$ 6,104
Non-interest income	10,369	11,036	(667)
Non-interest expense	(28,420)	(22,172)	(6,248)
Income tax benefit (provision)	(1,888)	(2,458)	570
Net income	8,372	8,613	(241)
Adjustments			
Non-interest income			
Gain on mandatory redemption of VISA, Inc. class B common stock	-	(1,213)	1,213
Non-interest expense			
Merger related costs	1,550	-	1,550
Covered litigation accrual	-	(497)	497
Total Adjustments pre-tax	1,550	(1,710)	3,260
Income tax provision (benefit) (25%[3]/34% tax rate)	381	(581)	962
After tax adjustments to GAAP	1,169	(1,129)	2,298
Adjusted net income	$ 9,541	$ 7,484	$ 2,057
Return on Average Assets	1.18%	1.21%	
Return on Average Equity	9.03%	10.33%	
Dividend Payout Ratio	52.66%	47.70%	

Return on average equity (ROE) and return on average assets (ROA) for the year ended December 31, 2009 was 7.93% (9.03% excluding the Merger costs) and 1.04% (1.18% excluding the Merger costs), respectively. ROE was 11.89% (10.33% excluding the VISA IPO impact) and ROA was 1.40% (1.21% excluding the VISA IPO impact) for the same period last year. The dividend payout ratio for December 31, 2009 was 60.00% (52.66% excluding the Merger costs) and was 41.40% (47.70% excluding the VISA IPO impact) for the same period last year.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company currently does not enter into derivative financial instruments, which include futures, forwards, interest rate swaps, option contracts and other financial instruments with similar characteristics. However, the Company is party to traditional financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, financial guarantees and letters of credit. These traditional instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions.

[3] Income tax effect calculation is 34% except for the portion of the merger costs that are non-deductible.

Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Company until the instrument is exercised.

The Company's exposure to market risk is reviewed on a regular basis by the Asset/Liability Committee. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. Management realizes certain risks are inherent and that the goal is to identify and minimize the risks. Tools used by management include the standard GAP report and an interest rate shock simulation report. The Company has no market risk sensitive instruments held for trading purposes. It appears the Company's market risk is reasonable at this time.

The following table provides information about the Company's market rate sensitive instruments used for purposes other than trading that are sensitive to changes in interest rates. For loans, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities as well as the Company's historical experience of the impact of interest rate fluctuations on the prepayment of residential and home equity loans and mortgage-backed securities. For core deposits (e.g., DDA, interest checking, savings and money market deposits) that have no contractual maturity, the table presents principal cash flows and, as applicable, related weighted-average interest rates based on the Company's historical experience, management's judgment, and statistical analysis, as applicable, concerning their most likely withdrawal behaviors.

MATURITIES AND SENSITIVITY OF MARKET RISK AS OF DECEMBER 31, 2009

The table below presents States and political subdivisions securities on a fully taxable equivalent basis.

	2010	2011	2012	2013	2014	Thereafter	Non-Rate Sensitive	Total	Fair Value
Assets									
Fixed interest rate securities:									
U.S. Agency obligations	$ 19,375	$ 22,308	$ 28,545	$ 3,050	$ 2,497	$ 12,450	$ –	$ 88,225	$ 89,502
Yield	*3.47%*	*3.12%*	*2.13%*	*5.31%*	*5.30%*	*5.29%*	–	*3.30%*	–
State & political subdivisions	13,186	14,058	8,120	7,239	7,491	48,490	–	98,584	99,507
Yield	*8.44%*	*7.71%*	*7.64%*	*6.69%*	*6.68%*	*6.91%*	–	*7.16%*	–
Variable interest rate securities:									
U.S. Agency obligations	7,737	–	–	–	–	–	–	7,737	7,741
Yield	*2.46%*	–	–	–	–	–	–	*2.46%*	–
Federal Home Loan Bank stock	–	–	–	–	–	–	6,402	6,402	6,402
Yield	–	–	–	–	–	–	–	–	–
Other	1,384	–	–	–	–	–	–	1,384	1,384
Yield	*.95%*	–	–	–	–	–	–	*.95%*	–
Fixed interest rate loans:									
Real estate mortgages	62,471	41,342	32,623	25,767	19,269	33,312	–	214,784	222,021
Yield	*6.20%*	*6.18%*	*6.13%*	*6.10%*	*6.04%*	*5.80%*	–	*6.10%*	–
Commercial	7,019	2,129	3,565	993	566	4,809	–	19,081	18,960
Yield	*4.70%*	*6.43%*	*6.04%*	*6.52%*	*6.71%*	*7.17%*	–	*5.92%*	–
Consumer and other	18,461	10,327	7,339	4,231	2,048	6,573	–	48,979	50,073
Yield	*7.19%*	*7.99%*	*7.76%*	*7.51%*	*6.97%*	*6.11%*	–	*7.32%*	–
Variable interest rate loans:									
Real estate mortgages	118,600	29,385	26,525	26,118	17,865	984	–	219,477	222,798
Yield	*4.62%*	*6.00%*	*6.12%*	*5.82%*	*5.34%*	*6.56%*	–	*5.22%*	–
Commercial	61,750	8,318	2,175	1,859	2,637	337	–	77,076	74,989
Yield	*4.40%*	*6.88%*	*6.41%*	*5.74%*	*5.87%*	*3.74%*	–	*4.80%*	–
Consumer and other	20,736	521	2,497	240	579	–	–	24,573	24,273
Yield	*4.72%*	*5.73%*	*7.94%*	*6.33%*	*5.27%*	–	–	*5.09%*	–
Less: Allowance for loan losses	–	–	–	–	–	6,300	–	6,300	–
Interest bearing balances with banks	2,274	–	–	–	–	–	–	2,274	2,274
Yield	*.50%*	–	–	–	–	–	–	*.50%*	–
Cash surrender life insurance	14,380	–	–	–	–	–	–	14,380	14,380
Yield	*3.94%*	–	–	–	–	–	–	*3.94%*	–
Cash and due from banks	–	–	–	–	–	–	11,100	11,100	11,100
Goodwill	–	–	–	–	–	–	26,398	26,398	–
Other assets	–	–	–	–	–	–	29,173	29,173	–
Total Assets	**$ 347,373**	**$ 128,388**	**$ 111,389**	**$ 69,497**	**$ 52,952**	**$ 100,655**	**$ 73,073**	**$ 883,327**	**$ 845,404**
LIABILITIES AND STOCKHOLDERS' EQUITY									
Variable interest rate deposits:									
Demand-Interest bearing	$ 16,450	$ –	$ –	$ –	$ –	$ 56,027	$ –	$ 72,477	$ 72,477
Yield	*1.72%*	–	–	–	–	*.27%*	–	*.60%*	–
Savings	10,527	–	–	–	–	100,467	–	110,994	110,994
Yield	*.52%*	–	–	–	–	*.38%*	–	*.39%*	–
Money markets	146,189	–	–	–	–	–	–	146,189	146,189
Yield	*.74%*	–	–	–	–	–	–	*.74%*	–
Fixed interest rate deposits:									
Time-Over $100,000	53,086	16,806	5,595	1,285	1,830	100	–	78,702	79,221
Yield	*1.78%*	*2.99%*	*2.80 %*	*4.23%*	*3.37%*	*3.50%*	–	*2.19%*	–
Time-Other	90,174	23,039	8,115	2,350	2,934	605	–	127,217	128,984
Yield	*1.81%*	*2.79%*	*3.68%*	*4.02%*	*3.33%*	*3.68%*	–	*2.25%*	–
Demand-Non interest bearing	–	–	–	–	–	–	109,855	109,855	109,855
Repurchase agreements	18,168	–	–	–	–	–	–	18,168	18,168
Yield	*.97%*	–	–	–	–	–	–	*.97%*	–
Short-term borrowings	27,430	–	–	–	–	–	–	27,430	27,430
Yield	*.40%*	–	–	–	–	–	–	*.40%*	–
Long-term borrowings	12,825	11,072	10,956	11,151	4,785	17,305	–	68,094	69,853
Yield	*3.36%*	*3.57%*	*3.66%*	*3.68%*	*3.63%*	*4.42%*	–	*3.78%*	–
Other liabilities	–	–	–	–	–	–	6,804	6,804	–
Stockholders' equity	–	–	–	–	–	–	117,397	117,397	–
Total Liabilities and Stockholders' Equity	**$ 374,849**	**$ 50,917**	**$ 24,666**	**$ 14,786**	**$ 9,549**	**$ 174,504**	**$ 234,056**	**$ 883,327**	**$ 763,171**
Excess of assets (liabilities) Subject to interest rate change	**$(27,476)**	**$ 77,471**	**$ 86,723**	**$ 54,711**	**$ 43,403**	**$ (73,849)**	**$ (160,983)**	**$ –**	

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
(in thousands, except per share amounts)

Consolidated Balance Sheets

December 31,	2009	2008
Cash and due from banks	$ 11,100	$ 7,246
Interest bearing balances with banks	2,274	2,109
Cash and Cash Equivalents	13,374	9,355
Investment securities:		
Available-for-sale, at fair value	155,481	94,996
Held-to-maturity (fair value of $49,054 and $64,678, respectively)	46,851	62,484
Total Investment Securities	202,332	157,480
Loans, net of unearned income	603,970	441,148
Less: Allowance for loan losses	6,300	5,275
Loans, Net	597,670	435,873
Bank premises and equipment	12,396	10,391
Other real estate owned	528	–
Accrued interest receivable	4,317	3,518
Goodwill	26,398	–
Cash surrender value of life insurance	14,380	7,684
Other assets	11,932	4,666
Total Assets	**$ 883,327**	**$ 628,967**
Deposits:		
Non-interest bearing	$ 109,855	$ 72,456
Interest bearing	535,579	352,269
Total Deposits	645,434	424,725
Other borrowed funds:		
Repurchase agreements	18,168	29,155
Short-term borrowings	27,430	24,204
Long-term borrowings	68,094	72,720
Accrued interest payable	1,317	1,118
Other liabilities	5,487	3,403
Total Liabilities	**765,930**	**555,325**
Common stock; $.01 par value, 15,000,000 shares authorized, 3,276,079 shares issued and outstanding at December 31, 2009 and 2,148,000 shares issued and outstanding at December 31, 2008	33	21
Surplus	48,865	10,819
Retained earnings	68,086	64,745
Accumulated other comprehensive income	413	(1,943)
Total Stockholders' Equity	**117,397**	**73,642**
Total Liabilities and Stockholders' Equity	**$ 883,327**	**$ 628,967**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Income

Years Ended December 31,	*2009*	*2008*	*2007*
Interest and fees on loans	$ 32,399	$ 26,218	$ 26,429
Interest and dividends on investments:			
U.S. Treasury securities and U.S. Agency obligations	3,306	3,947	3,731
States & political subdivisions	4,395	3,380	2,944
Other securities	39	256	404
Interest on Federal funds sold	-	29	456
Interest on balances with banks	12	68	365
Total Interest Income	**40,151**	**33,898**	**34,329**
Interest on time deposits of $100,000 or more	1,726	1,451	2,010
Interest on other deposits	4,815	5,522	7,365
Interest on other borrowed funds	3,039	3,857	3,364
Total Interest Expense	**9,580**	**10,830**	**12,739**
Net Interest Income	**30,571**	**23,068**	**21,590**
Provision for loan losses	2,260	861	657
Net Interest Income After Provision for Loan Losses	**28,311**	**22,207**	**20,933**
Trust department income	1,392	1,474	1,535
Service charges on deposit accounts	1,939	1,477	1,014
Merchant transaction income	4,379	4,502	4,256
Brokerage fee income	348	596	261
Other fee income	1,392	1,279	1,211
Bank-owned life insurance	470	316	314
Other operating income	363	167	80
VISA mandatory share redemption	-	1,213	-
Impairment losses on investment securities	(787)	-	-
Realized gains on securities, net	873	12	49
Total Non-Interest Income	**10,369**	**11,036**	**8,720**
Salaries and employee benefits	12,551	10,157	9,118
Expense of premises and equipment, net	3,246	2,703	2,586
Merchant transaction expenses	3,085	3,403	3,358
Merger related costs	1,550	-	-
FDIC insurance assessments	968	59	49
Bank shares tax	1,039	743	695
Outside services	615	770	710
Director fees	568	493	492
Other operating expenses	4,798	3,844	4,323
Total Non-Interest Expenses	**28,420**	**22,172**	**21,331**
Income before income taxes	10,260	11,071	8,322
Applicable income taxes	1,888	2,458	1,624
Net Income	**$ 8,372**	**$ 8,613**	**$ 6,698**
Earnings Per Share	**$ 2.80**	**$ 4.01**	**$ 3.12**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2009, 2008 and 2007

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 2006	$ 21	$ 10,819	$ 56,393	$ (662)	$ 66,571
Comprehensive income:					
Net income, 2007	–	–	6,698	–	6,698
Other comprehensive income, net of tax					
Unrealized losses on securities, net of reclassification adjustment	–	–	–	(57)	(57)
Unrealized losses on employee benefit plans, net	–	–	–	(103)	(103)
Other comprehensive income				(160)	(160)
Comprehensive income					6,538
Cash dividends declared ($1.58 per share)	–	–	(3,394)	–	(3,394)
Balance, December 31, 2007	21	10,819	59,697	(822)	69,715
Comprehensive income:					
Net income, 2008	–	–	8,613	–	8,613
Other comprehensive income, net of tax					
Unrealized losses on securities, net of reclassification adjustment	–	–	–	(728)	(728)
Unrealized losses on employee benefit plans, net	–	–	–	(393)	(393)
Other comprehensive income				(1,121)	(1,121)
Comprehensive income					7,492
Cash dividends declared ($1.66 per share)	–	–	(3,565)	–	(3,565)
Balance, December 31, 2008	21	10,819	64,745	(1,943)	73,642
Fair value of consideration exchanged in merger	12	38,046	–	–	38,058
Comprehensive income:					
Net income, 2009	–	–	8,372	–	8,372
Other comprehensive income, net of tax					
Unrealized gains on securities, net of reclassification adjustment	–	–	–	2,069	2,069
Unrealized gains on employee benefit plans, net	–	–	–	287	287
Other comprehensive income				2,356	2,356
Comprehensive income					10,728
Cash dividends declared ($1.68 per share)	–	–	(5,031)	–	(5,031)
Balance, December 31, 2009	**$ 33**	**$ 48,865**	**$ 68,086**	**$ 413**	**$ 117,397**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years Ended December 31,	2009	2008	2007
Net income	$ 8,372	$ 8,613	$ 6,698
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	997	795	861
Provision for loan losses	2,260	861	657
Deferred income tax provision (benefit)	60	244	(344)
Amortization of securities (net of accretion)	486	317	366
Accretion of purchase accounting fair value adjustment (net of amortization)	(1,075)	–	–
Gain on VISA mandatory share redemption	–	(1,213)	–
Increase in cash surrender value of life insurance	(469)	(316)	(314)
Other-than-temporary impairment loss	787	–	–
Net realized gains on securities	(873)	(12)	(49)
Loss (gain) on other real estate	25	(69)	(19)
Decrease in interest receivable	206	40	74
Increase in other assets	(122)	(350)	(36)
Decrease in income taxes payable	(469)	(565)	(14)
(Decrease) increase in interest payable	(140)	(380)	26
Increase (decrease) in other liabilities	493	(484)	82
Net cash provided by operating activities	**10,538**	**7,481**	**7,988**
Purchase of investment securities available-for-sale	(63,292)	(51,389)	(21,412)
Proceeds from sales and maturities of investment securities available-for-sale	34,792	24,976	21,962
Proceeds from repayments of investment securities available-for-sale	3,891	7,603	13,779
Proceeds from repayments of investment securities to be held-to-maturity	15,438	5,369	5,899
Proceeds from VISA mandatory share redemption	–	1,213	–
Net loans originated	(4,626)	(36,817)	(34,950)
Proceeds from other real estate	538	91	95
Investment in premises and equipment	(1,426)	(1,863)	(713)
Net cash paid in merger	(12,645)	–	–
Net cash used by investing activities	**(27,330)**	**(50,817)**	**(15,340)**
Net increase in demand and savings deposits	38,274	2,426	17,781
Net proceeds (payments) on time deposits	4,955	5,766	(15,048)
(Decrease) increase in repurchase agreements	(10,987)	8,663	7,051
Net (decrease) increase in short-term borrowings	(1,774)	11,003	7,715
Increase in long-term borrowings	8,000	27,000	–
Payments on long-term borrowings	(12,626)	(10,246)	(9,887)
Cash dividends paid	(5,031)	(3,565)	(3,394)
Net cash provided by financing activities	**20,811**	**41,047**	**4,218**
Net increase (decrease) in cash and cash equivalents	4,019	(2,289)	(3,134)
Cash and cash equivalents at January 1	9,355	11,644	14,778
Cash and cash equivalents at December 31	**$ 13,374**	**$ 9,355**	**$ 11,644**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

General Notes To Financial Statements

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Penseco Financial Services Corporation (Company) is a financial holding company, incorporated in 1997 under the laws of Pennsylvania. It is the parent company of Penn Security Bank and Trust Company (Bank), a state chartered bank.

The Company operates twelve banking offices under a state bank charter and provides full banking services, including trust services, to individual and corporate customers primarily in Northeastern Pennsylvania. The Company's primary deposit products are savings and demand deposit accounts and certificates of deposit. Its primary lending products are real estate, commercial and consumer loans.

The Company's revenues are attributable to a single reportable segment; therefore segment information is not presented.

The accounting policies of the Company conform with accounting principles generally accepted in the United States of America and with general practices within the banking industry.

BASIS OF PRESENTATION

The Financial Statements of the Company have been consolidated with those of its wholly-owned subsidiary, Penn Security Bank and Trust Company, eliminating all intercompany items and transactions.

The Statements are presented on the accrual basis of accounting.

Effective April 1, 2009, Old Forge Bank (OFB) merged into the Company. The merger was accounted for as a purchase with the assets and liabilities of OFB recorded at fair value. The operations of OFB prior to April 1, 2009 are not included in the accompanying consolidated financial statements.

All information is presented in thousands of dollars, except per share amounts.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2010, the Financial Accounting Standards Board ("FASB") issued authoritative guidance intended to improve disclosures about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level III). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level II) and significant unobservable inputs (Level III). This guidance is effective for interim and annual periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements in the Level III reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company's results of operations, cash flows or financial positions.

In October 2009, the FASB issued new guidance related to the revenue recognition in situations with multiple-element arrangements. The new guidance requires companies to allocate revenue in multiple-element arrangements based on an element's estimated selling price if vendor-specific or other third-party evidence of value is not available. The accounting guidance will be applied prospectively and will become effective for annual periods beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on the consolidated financial statements.

In August 2009, the FASB issued guidance clarifying the measurement of liabilities at fair value in the absence of observable market information. The guidance was effective for the first reporting period, including interim periods, beginning after August 28, 2009.

The adoption of this guidance did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued the FASB Accounting Standards Codification (the "Codification") for financial statements issued for annual periods ending after September 15, 2009. The Codification became the single authoritative source for GAAP. Accordingly, previous references to GAAP accounting standards are no longer used in the Company's disclosures, including these Notes to the Consolidated Financial Statements.

The Codification does not affect the Company's consolidated financial position, cash flows, or results of operations.

In May 2009, the FASB issued guidance establishing standards for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new guidance was effective for interim and annual reporting periods ending after June 15, 2009.

Since the new standards only required additional disclosures, the adoption did not impact the Company's consolidated financial position, results of operations or cash flows.

In April 2009, the FASB issued new standards for the recognition and measurement of other-than-temporary impairments for debt securities which replaced the pre-existing "intent and ability" indicator. These new standards specify that if the fair value of a debt security is less than its amortized cost basis, an other-than-temporary impairment is triggered in circumstances where (1) an entity has an intent to sell the security, (2) it is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security (that is, a credit loss exists). Other-than-temporary impairments are separated into amounts representing credit losses which are recognized in earnings and amounts related to all other factors which are recognized in other comprehensive income (loss). The standards were effective for interim and annual periods ending after June 15, 2009.

The adoption of these standards did not have a material effect on our consolidated financial position, results of operations or cash flows.

In April 2009, the FASB issued guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset or liability has significantly decreased and on identifying circumstances that indicate a transaction is not orderly. In addition, the guidance also required disclosure of the inputs and valuation techniques used to measure fair value and discussion of changes in valuation techniques. The guidance was effective for interim and annual periods ending after June 15, 2009.

The adoption of this guidance did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In December 2008, the FASB issued guidance on employers' disclosures about plan assets of a defined benefit pension or postretirement plan. The guidance requires more detailed disclosures including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets, and inputs and valuation techniques used to measure the fair value of plan assets. The guidance also requires, for fair value measurements using significant unobservable inputs (Level III), disclosure of the effect of the measurement on changes in plan assets for the period. The disclosures about plan assets required by the guidance must be provided for fiscal years ending after December 15, 2009.

Since the guidance only required additional disclosures, the adoption did not impact the Company's consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued new standards which required companies with derivative instruments to disclose information that should enable financial statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. The new standard was effective for fiscal years beginning on or after December 15, 2008.

Since the new standards only required additional disclosure, the adoption did not impact the Company's consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued guidance for business combinations and non-controlling interests. The new standards change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. The changes also impact the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity. The new standards were effective for fiscal years beginning on or after December 15, 2008.

The adoption of these standards did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

INVESTMENT SECURITIES

Investments in securities are classified in two categories and accounted for as follows:

Securities Held-to-Maturity Bonds, notes, debentures and mortgage-backed securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts computed on the straight-line basis, which approximates the interest method, over the remaining period to maturity.

Securities Available-for-Sale Bonds, notes, debentures, mortgage-backed securities and certain equity securities not classified as securities to be held to maturity are carried at fair value with unrealized holding gains and losses, net of tax, reported as a net amount in a separate component of stockholders' equity until realized.

The amortization of premiums on mortgage-backed securities is done based on management's estimate of the lives of the securities, adjusted, when necessary, for advanced prepayments in excess of those estimates.

Realized gains and losses on the sale of securities available-for-sale are determined using the specific identification method and are reported as a separate component of other income in the Statements of Income. Unrealized gains and losses are included as a separate item in computing comprehensive income.

Investments are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent. It indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

LOANS AND PROVISION (ALLOWANCE) FOR POSSIBLE LOAN LOSSES

Loans are stated at the principal amount outstanding, net of any unearned income, deferred loan fees and the allowance for loan losses. Interest is accrued daily on the outstanding balances.

Loans are generally placed on a non-accrual status when principal or interest is past due 90 days or when payment in full is not anticipated. When a loan is placed on non-accrual status, all interest previously accrued but not collected is charged against current income. Loans are returned to accrual status when past due interest is collected and the collection of principal is probable.

The provision for loan losses is based on past loan loss experience, management's evaluation of the potential loss in the current loan portfolio under current economic conditions and such other factors as, in management's best judgement, deserve current recognition in estimating loan losses. The annual provision for loan losses charged to operating expense is that amount which is sufficient to bring the balance of the allowance for possible loan losses to an adequate level to absorb anticipated losses.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. Provision for depreciation and amortization, computed principally on the straight-line method, is charged to operating expenses over the estimated useful lives of the assets. Maintenance and repairs are charged to current expense as incurred.

LOAN SERVICING

The Company generally retains the right to service mortgage loans sold to others. The cost allocated to the mortgage servicing rights retained has been recognized as a separate asset and is being amortized in proportion to and over the period of estimated net servicing income.

Mortgage servicing rights are evaluated for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market rates of interest and current expected future prepayment rates. For purposes of measuring impairment, the rights must be stratified by one or more predominant risk characteristics of the underlying loans. The Company stratifies its capitalized mortgage servicing rights based on the product type, interest rate and term of the underlying loans. The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights for each stratum exceed the fair value.

ADVERTISING EXPENSES

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2009, 2008 and 2007, amounted to $409, $603 and $612, respectively.

INCOME TAXES

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) as well as deferred taxes on temporary differences, between the amount of taxable income and pre-tax financial income and between the tax bases of assets and liabilities and their reported amounts in the Financial Statements. Deferred tax assets and liabilities are included in the Financial Statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. Federal, state or local tax authorities for years before 2006.

PENSION AND POSTRETIREMENT BENEFITS EXPENSE

The Company sponsors various pension plans covering substantially all employees. The Company also provides post-retirement benefit plans other than pensions, consisting principally of life insurance benefits, to eligible retirees. The liabilities and annual income or expense of the Company's pension and other post-retirement benefit plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate, the long-term rate of asset return (based on the market-related value of assets). The fair values of plan assets are determined based on prevailing market prices or estimated fair value for investments with no available quoted prices.

STOCK APPRECIATION RIGHTS EXPENSE

The compensation expense recognized for the Company's stock appreciation rights (SARs) is recorded over the vesting period (five years). The fair value of the SARs are estimated using a Black-Scholes option-pricing model.

CASH FLOWS

For purposes of the Statements of Cash Flows, cash and cash equivalents include cash on hand, due from banks, interest bearing balances with banks and Federal funds sold for a one-day period.

The Company paid interest and income taxes during the years ended December 31, 2009, 2008 and 2007 as follows:

	2009	2008	2007
Income taxes paid	$ 1,699	$ 2,836	$ 1,730
Interest paid	$ 9,720	$ 11,210	$ 12,713

Non-cash transactions during the years ended December 31, 2009, 2008 and 2007, comprised entirely of the net acquisition of real estate in the settlement of loans, amounted to $927, $22 and $76, respectively.

LONG-LIVED ASSETS

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that carrying amounts of the assets might not be recoverable.

TRUST ASSETS AND INCOME

Assets held by the Company in a fiduciary or agency capacity for its customers are not included in the Financial Statements since such items are not assets of the Company. Trust income is reported on the accrual basis of accounting.

EARNINGS PER SHARE

Basic earnings per share is computed on the weighted average number of common shares outstanding. For the years ended December 31, 2009, 2008 and 2007, the weighted average number of common shares outstanding was 2,994,059, 2,148,000, and 2,148,000, respectively. A calculation of diluted earnings per share is not applicable to the Company.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2 — CASH AND DUE FROM BANKS

Cash and due from banks are summarized as follows:

December 31,	2009	2008
Cash items in process of collection	$ 4,928	$ 3,026
Non-interest bearing balances	481	735
Cash on hand	5,691	3,485
Total	$ 11,100	$ 7,246

The Company may, from time to time, maintain bank balances with other financial institutions in excess of FDIC limitations. Management is not aware of any evidence that would indicate that such deposits are at risk.

NOTE 3 — INVESTMENT SECURITIES

The amortized cost and fair value of investment securities at December 31, 2009 and 2008 are as follows:

Available-for-Sale

2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency securities	$ 54,165	$ 595	$ 65	$ 54,695
Mortgage-backed securities	16,999	568	–	17,567
States & political subdivisions	74,060	1,784	411	75,433
Total Debt Securities	145,224	2,947	476	147,695
Equity securities	6,780	1,006	–	7,786
Total Available-for-Sale	$ 152,004	$ 3,953	$ 476	$ 155,481

2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency securities	$ 25,221	$ 919	$ –	$ 26,140
Mortgage-backed securities	20,873	392	16	21,249
States & political subdivisions	41,726	514	1,460	40,780
Total Debt Securities	87,820	1,825	1,476	88,169
Equity securities	6,835	623	631	6,827
Total Available-for-Sale	$ 94,655	$ 2,448	$ 2,107	$ 94,996

Held-to-Maturity

2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$ 23,700	$ 1,281	$ –	$ 24,981
States & political subdivisions	23,151	922	–	24,073
Total Held-to-Maturity	$ 46,851	$ 2,203	$ –	$ 49,054

Held-to-Maturity

2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$ 33,254	$ 661	$ 2	$ 33,913
States & political subdivisions	29,230	1,558	23	30,765
Total Held-to-Maturity	$ 62,484	$ 2,219	$ 25	$ 64,678

Equity securities at December 31, 2009 and 2008 consisted primarily of other financial institutions' stock and Federal Home Loan Bank of Pittsburgh (FHLB) stock, which is a required investment in order for the Company to participate in a FHLB line of credit program. The FHLB stock is stated at par value as it is restricted to purchases and sales with the FHLB. The FHLB indefinitely suspended its stock repurchase and dividend payments during December 2008. Based on current financial information available, management does not believe the FHLB stock value is impaired as of December 31, 2009.

A summary of transactions involving available-for-sale debt securities in 2009, 2008 and 2007 are as follows:

December 31,	2009	2008	2007
Proceeds from sales	$ 25,568	$ 11,798	$ -
Gross realized gains	1,029	11	-
Gross realized losses	142	-	-

Investment securities with amortized costs and fair values of $141,193 and $145,554, respectively, at December 31, 2009 and $125,804 and $128,573, respectively, at December 31, 2008, were pledged to secure trust funds, public deposits and for other purposes as required by law.

The amortized cost and fair value of debt securities at December 31, 2009 by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2009	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less:				
U.S. Agency securities	$ 11,154	$ 11,355	$ -	$ -
States & political subdivisions	45	45	-	-
After one year through five years:				
U.S. Agency securities	42,008	42,335	-	-
States & political subdivisions	320	330	-	-
After five year through ten years:				
U.S. Agency securities	1,003	1,005	-	-
States & political subdivisions	1,468	1,580	10,705	11,180
After ten years:				
States & political subdivisions	72,227	73,478	12,446	12,893
Subtotal	128,225	130,128	23,151	24,073
Mortgage-backed securities	16,999	17,567	23,700	24,981
Total Debt Securities	$ 145,224	$ 147,695	$ 46,851	$ 49,054

The gross fair value and unrealized losses of the Company's investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009 and 2008 are as follows:

	Less than twelve months		Twelve months or more		Totals	
December 31, 2009	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Agency securities	$ 14,259	$ 65	$ -	$ -	$ 14,259	$ 65
States & political subdivisions	9,212	383	3,817	28	13,029	411
Total	$ 23,471	$ 448	$ 3,817	$ 28	$ 27,288	$ 476

	Less than twelve months		Twelve months or more		Totals	
December 31, 2008	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ -	$ -	$ 5,351	$ 18	$ 5,351	$ 18
States & political subdivisions	21,569	1,247	1,409	236	22,978	1,483
Equities	37	15	395	616	432	631
Total	$ 21,606	$ 1,262	$ 7,155	$ 870	$ 28,761	$ 2,132

The table at December 31, 2009, includes fourteen (14) securities that have unrealized losses for less than twelve months and ten (10) securities that have been in an unrealized loss position for twelve or more months. The table at December 31, 2008, includes forty-two (42) securities that have unrealized losses for less than twelve months and twenty (20) securities that have been in an unrealized loss position for twelve or more months.

In 2009, the Company recorded an other-than-temporary impairment charge of $787 related to the Company's equity investment portfolio containing stock of financial institutions. Prior to this impairment charge, the decline in value of the securities was recorded as unrealized losses on securities available-for-sale and reflected as a reduction in stockholders' equity through other comprehensive income.

U.S. Agency Securities

The unrealized losses on the Company's investments in U.S. Agency securities were caused by interest rate fluctuations. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2009.

States and Political Subdivisions

The unrealized losses on the Company's investments in states and political subdivisions were caused by interest rate fluctuations and not credit quality. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2009.

NOTE 4 — LOANS

Major classifications of loans are as follows:

December 31,	2009	2008
Loans secured by real estate:		
Construction and land development	$ 32,910	$ 21,949
Secured by 1-4 family residential properties:		
Revolving, open-end loans	31,674	28,738
Secured by first liens	240,615	200,920
Secured by junior liens	21,840	23,107
Secured by multi-family properties	3,969	3,795
Secured by non-farm, non-residential properties	171,995	98,968
Commercial and industrial loans to U.S. addressees	30,743	27,793
Loans to individuals for household, family and other personal expenditures:		
Credit card and related plans	3,365	3,272
Other (installment and student loans, etc.)	56,426	25,009
Obligations of states & political subdivisions	6,873	4,471
All other loans	3,562	3,126
Gross Loans	603,972	441,148
Less: Unearned income on loans	2	–
Loans, Net of Unearned Income	$ 603,970	$ 441,148

Loans on which the accrual of interest has been discontinued or reduced amounted to $2,339, $1,454 and $1,610 at December 31, 2009, 2008 and 2007, respectively. If interest on those loans had been accrued, such income would have been $365, $192 and $153 for 2009, 2008 and 2007, respectively. Interest income on those loans, which is recorded only when received, amounted to $52, $29 and $17 for 2009, 2008 and 2007, respectively. Also, at December 31, 2009 and 2008, the Bank had loans totaling $1,697 and $1,153, respectively, which were past due 90 days or more and still accruing interest.

The Company does not engage in any sub-prime or Alt-A credit lending. Therefore, the Company is not subject to any credit risks associated with such loans. The Company's lending is primarily residential and commercial secured mortgage loans, in Northeastern Pennsylvania, based upon conservative underwriting standards.

NOTE 5 — ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are as follows:

Years Ended December 31,	2009	2008	2007
Balance at beginning of year	$ 5,275	$ 4,700	$ 4,200
Provision charged to operations	2,260	861	657
Recoveries credited to allowance	65	31	8
	7,600	5,592	4,865
Losses charged to allowance	(1,300)	(317)	(165)
Balance at End of Year	$ 6,300	$ 5,275	$ 4,700

A comparison of the provision for loan losses for Financial Statement purposes with the allowable bad debt deduction for tax purposes is as follows:

Years Ended December 31,	Book Provision	Tax Deduction
2009	$ 2,260	$ 1,178
2008	$ 861	$ 286
2007	$ 657	$ 157

The balance of the Reserve for Bad Debts as reported for Federal income tax purposes was $514, $0 and $0 at December 31, 2009, 2008 and 2007, respectively.

NOTE 6 —LOAN SERVICING

The Company services $54,497 in mortgage loans for Freddie Mac which are not included in the accompanying Consolidated Balance Sheets.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in deposits, were approximately $496 and $586, at December 31, 2009 and 2008, respectively. The balance of the servicing rights was $163 and $41 at December 31, 2009 and 2008, respectively, net of amortization.

The Company has recorded new mortgage servicing rights of $169 and $9 at December 31, 2009 and 2008, respectively. Amortization expense of $47 and $59 was recorded for the years ended December 31, 2009 and 2008, respectively.

There was no allowance for impairment recorded at December 31, 2009 or 2008.

NOTE 7 — BANK PREMISES AND EQUIPMENT

December 31,	2009	2008
Land	$ 3,471	$ 3,117
Buildings and improvements	17,667	15,970
Furniture and equipment	16,300	15,350
	37,438	34,437
Less: Accumulated depreciation	25,042	24,046
Net Bank Premises and Equipment	$ 12,396	$ 10,391

Buildings and improvements are being depreciated over 10 to 39.5 year periods and equipment over 3 to 10 year periods. Depreciation expense amounted to $997 in 2009, $795 in 2008 and $861 in 2007.

Occupancy expenses were reduced by rental income received in the amount of $196, $154 and $64 in the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 8 — OTHER REAL ESTATE OWNED

Real estate acquired through foreclosure is recorded at the lower of cost or market at the time of acquisition. Any subsequent write-downs are charged against operating expenses. The other real estate owned, which includes real estate sales contracts, was $528 and $0 as of December 31, 2009 and 2008, respectively.

NOTE 9 — INVESTMENT IN AND LOAN TO, INCOME FROM DIVIDENDS AND EQUITY IN EARNINGS OR LOSSES OF SUBSIDIARY

Penseco Realty, Inc. is a wholly-owned subsidiary of the Bank which owns certain banking premises. Selected financial information is presented below:

Year	Percent of voting stock owned	Total investment and loan	Equity in underlying net assets at balance sheet date	Amount of dividends	Bank's proportionate part of loss for the period
2009	100%	$ 3,250	$ 3,234	None	$ –
2008	100%	$ 3,250	$ 3,235	None	$ –
2007	100%	$ 3,250	$ 3,235	None	$ –

NOTE 10 — GOODWILL

Goodwill represents the excess of the purchase price over the underlying fair value of merged entities. Goodwill is assessed for impairment at least annually and as triggering events occur. In making this assessment, management considers a number of factors including, but not limited to, operating results, business plans, economic projections, anticipated future cash flows, and current market data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of

Goodwill impairment. Changes in economic and operating conditions, as well as other factors, could result in Goodwill impairment in future periods. Management has determined that the carrying value of Goodwill is not impaired at December 31, 2009.

NOTE 11 — CASH SURRENDER VALUE OF LIFE INSURANCE

The Company has purchased BOLI policies on certain officers. The value of such policies totaled $14,380 and $7,684 at December 31, 2009 and 2008, respectively.

The policies are split-dollar life insurance policies which provide for the Company to receive the cash value of the policy and to split the residual proceeds with the officer's designated beneficiary upon the death of the insured, while the officer is employed at the Company. The majority of the residual proceeds are retained by the Company per the individual agreements with the insured officers.

NOTE 12 — OTHER INTANGIBLE ASSETS

Intangible assets include the premium assigned to the core deposit relationships acquired in the Merger. The core deposit intangible is being amortized over ten years on a sum-of-the-years-digits basis. Amortization expense is expected to be as follows:

2010	$ 341
2011	304
2012	267
2013	230
2014	194
2015 and thereafter	415
Total	$ 1,751

NOTE 13 — DEPOSITS

December 31,	2009	2008
Demand – Non-interest bearing	$ 109,855	$ 72,456
Demand – Interest bearing	72,477	51,975
Savings	110,994	74,907
Money markets	146,189	115,811
Time – Over $100,000	78,702	37,960
Time – Other	127,217	71,616
Total	$ 645,434	$ 424,725

Scheduled maturities of time deposits are as follows:

2010	$ 143,300
2011	36,587
2012	12,685
2013	5,528
2014	7,114
2015 and thereafter	705
Total	$ 205,919

NOTE 14 — OTHER BORROWED FUNDS

At December 31, 2009 and 2008, other borrowed funds consisted of demand notes to the U.S. Treasury, Federal Reserve Bank overnight borrowings, Federal Home Loan Bank overnight borrowings and repurchase agreements.

Short-term borrowings generally have original maturity dates of thirty days or less.

Investment securities with amortized costs and fair values of $27,256 and $28,546, respectively, at December 31, 2009 and $49,599 and $50,869, respectively, at December 31, 2008, were pledged to secure repurchase agreements.

Year Ended December 31,	2009	2008
Amount outstanding at year end	$45,598	$53,359
Average interest rate at year end	0.44%	0.68%
Maximum amount outstanding at any month end	$65,389	$53,359
Average amount outstanding	$44,951	$43,421
Weighted average interest rate during the year		
Federal funds purchased	0.48%	2.47%
Federal Home Loan Bank borrowings	0.51%	-
Repurchase agreements	1.33%	2.48%
Demand notes to U.S. Treasury	-	2.60%

The Company has an available credit facility with the Federal Reserve Bank of Philadelphia in the amount of $36,625, secured by pledged securities with amortized costs and fair values of $36,678 and $37,699, respectively, at December 31, 2009 and $10,088 and $10,290, respectively, at December 31, 2008 and with interest rates of .50% at December 31, 2009 and .50% at December 31, 2008. There is no stated expiration date for the credit facility as long as the Company maintains the pledged securities at the Federal Reserve Bank. There was no outstanding balance as of December 31, 2009 and 2008.

The Company has a $11.2 million Borrower In Custody (BIC) line of credit with the Federal Reserve Bank of Philadelphia, secured by commercial loans with an outstanding principal of $22,559 and a collateral value of $11,171 at December 31, 2009. There was no outstanding balance as of December 31, 2009 and 2008.

The Company has the availability of a $5,000 overnight Federal funds line of credit with Wells Fargo. Also, the Company has a $19,000 overnight Federal Funds line with PNC Bank. There was no balance outstanding as of December 31, 2009 and 2008.

The Company maintains a collateralized maximum borrowing capacity of $316,075 with the Federal Home Loan Bank of Pittsburgh. There was a balance of $88,094 outstanding as of December 31, 2009, including $20,000 in short-term borrowings.

NOTE 15 — LONG-TERM DEBT

The loans from the Federal Home Loan Bank of Pittsburgh, which were borrowed to purchase mortgage-backed securities, are secured by a general collateral pledge of the Company's assets.

A summary of long-term debt, including amortizing principal and interest payments, at December 31, 2009 is as follows:

Monthly Installment	Fixed Rate	Maturity Date	Balance
Amortizing Loans			
$ 253	3.22%	03/15/10	$ 755
29	1.84%	08/28/12	892
90	3.10%	02/28/13	3,256
430	3.74%	03/13/13	15,770
16	2.66%	08/28/14	937
67	3.44%	03/02/15	3,804
13	3.48%	03/31/15	772
10	3.83%	04/02/18	859
186	4.69%	03/13/23	22,049
Total amortizing			49,094
Non-amortizing loans			
	2.61%	03/01/10	1,000
	1.71%	03/02/10	1,000
	2.61%	08/30/10	1,000
	2.88%	02/28/11	2,000
	3.27%	02/29/12	2,000
	3.49%	02/28/13	7,000
	2.89%	11/28/14	2,000
	3.32%	11/27/15	3,000
Total non-amortizing			19,000
Total long term-debt			$ 68,094

Aggregate maturities of long-term debt at December 31, 2009 are as follows:

December 31,	Principal
2010	$ 12,059
2011	10,615
2012	10,823
2013	11,094
2014	4,670
Thereafter	18,833
	$ 68,094

The Company has agreed to maintain sufficient qualifying collateral to fully secure the above borrowings.

NOTE 16 — BENEFIT PLANS

The Company provides an Employee Stock Ownership Plan (ESOP), a Retirement Profit Sharing 401(k) Plan, an Employees' Pension Plan, unfunded supplemental executive defined benefit and defined contribution plans, a Postretirement Life Insurance Plan, a Stock Appreciation Rights Plan (SAR), and a Long-Term Incentive Plan.

Under the ESOP, amounts voted by the Board of Directors are paid into the ESOP and each employee is credited with a share in proportion to their annual compensation. All contributions to the ESOP are invested in or will be invested primarily in Company stock. Distribution of a participant's ESOP account occurs upon retirement, death or termination in accordance with the plan provisions.

At December 31, 2009 and 2008, the ESOP held 70,604 and 67,754 shares, respectively, of the Company's stock, all of which were acquired as described above and allocated to specific participant accounts. These shares are treated the same for dividend purposes and earnings per share calculations as are any other outstanding shares of the Company's stock. The Company contributed $90, $0 and $70 to the ESOP plan during the years ended December 31, 2009, 2008 and 2007, respectively.

Under the Retirement Profit Sharing Plan, amounts approved by the Board of Directors have been paid into a fund and each employee was credited with a share in proportion to their annual compensation. Upon retirement, death or termination, each employee is paid the total amount of their credits in the fund in one of a number of optional ways in accordance with the plan provisions. The Company contributed $70 to the plan during the years ended December 31, 2007. Effective July 1, 2008, the Retirement Profit Sharing Plan became a 401(k) Deferred Compensation and Profit Sharing Plan for eligible employees. Eligible employees may elect deferrals of up to the maximum amounts permitted by law. The Bank's contributions included a Safe Harbor contribution of $290 and $202, during the years ended December 31, 2009 and 2008, respectively, and a discretionary match of $204 and $119 during the years ended

December 31, 2009 and 2008, respectively, equal to one-half of employee deferrals, up to a maximum match of 3%. In 2008, the Company also provided a benefit of $356, allocated to fifty employees who were negatively impacted by the Employees' Pension Plan freeze in the second quarter of 2008. A portion of this benefit was rolled into the 401(k) plan and the balance used to fund individual Supplemental Employee Retirement Plans (SERP) for the impacted employees.

Under the Employees' Pension Plan (currently under curtailment), amounts computed on an actuarial basis were being paid by the Company into a trust fund. The plan provided for fixed benefits payable for life upon retirement at the age of 65, based on length of service and compensation levels as defined in the plan. As of June 22, 2008 no further benefits are being accrued in this plan. Plan assets of the trust fund are invested and administered by the Trust Department of Penn Security Bank and Trust Company.

The Unfunded Supplemental Executive Pension Plan (currently under curtailment) provided certain officers with additional retirement benefits to replace benefits lost due to limits imposed on qualified plans by Federal tax law. Benefits under this plan were actuarially computed and recorded as a liability. As of June 22, 2008 no further benefits are being accrued in this plan. Effective July 1, 2008, the Company established an Unfunded Supplemental Executive Defined Contribution Plan to replace 401(k) plan benefits lost due to compensation limits imposed on qualified plans by Federal tax law. The annual benefit is a maximum of 6% of the executive compensation in excess of Federal limits.

The Postretirement Life Insurance Plan is an unfunded, non-vesting defined benefit plan. The plan is non-contributory and provides for a reducing level of term life insurance coverage following retirement. Annual expense amounts are calculated on an actuarial basis and are recorded as a liability.

The Company granted 10,000 SAR's to an executive on January 3, 2006 at a strike price of $43.00 per share. The Company also granted 8,500 SAR's to an executive on February 29, 2008 at a strike price of $37.50 per share. All rights vest on a straight-line basis over a five year period and are expected to be settled in cash when exercised. The Company calculates the value of the vested rights using the Black-Scholes method and has recorded an expense of $13 in 2009 and $14 in 2008.

Under the 2008 Long-Term Incentive Plan (the "2008 Plan"), the Compensation Committee of the Board of Directors has broad authority with respect to awards granted under the 2008 plan, including, without limitation, the authority to:

- Designate the individuals eligible to receive awards under the 2008 plan.
- Determine the size, type and date of grant for individual awards, provided that awards approved by the Committee are not effective unless and until ratified by the Board of Directors.
- Interpret the 2008 plan and award agreements issued with respect to individual participants.

Persons eligible to receive awards under the 2008 Plan include directors, officers, employees, consultants and other service providers of the Company and its subsidiaries, except that incentive stock option may be granted only to individuals who are employees on the date of grant.

The total number of shares of the Company's common stock available for grant awards under the 2008 plan shall not exceed in the aggregate five percent of the outstanding shares of the Company's common stock as of February 15, 2008, or 107,400 shares of the Company's common stock.

The 2008 plan authorizes grants of stock options, stock appreciation rights, dividend equivalents, performance awards, restricted stock and restricted stock units. There was an award of $75 made during 2009 under this 2008 plan.

Obligations and funded status of the plans:

December 31,	Pension Benefits 2009	Pension Benefits 2008	Other Benefits 2009	Other Benefits 2008
Change in benefit obligation:				
Benefit obligation, beginning	$ 11,782	$ 13,558	$ 327	$ 292
Service cost	–	209	5	5
Interest cost	701	752	19	18
Amendments	–	(1,969)	–	–
Change in assumptions	24	(159)	22	30
Actuarial (gain) loss	244	–	–	–
Benefits paid	(614)	(609)	(19)	(18)
Benefit obligation, ending	12,137	11,782	354	327
Change in plan assets:				
Fair value of plan assets, beginning	9,971	12,255	–	–
Actual return on plan assets	1,328	(1,775)	–	–
Employer contribution	–	100	–	–
Benefits paid	(614)	(609)	–	–
Fair value of plan assets, ending	10,685	9,971	–	–
Funded status at end of year	$ (1,452)	$ (1,811)	$ (354)	$ (327)

Amounts recognized in the balance sheet consist of:

December 31,	Pension Benefits 2009	Pension Benefits 2008	Other Benefits 2009	Other Benefits 2008
Non Current Assets	$ 494	$ 616	$ –	$ –
Non Current Liabilities	$ 1,452	$ 1,811	$ 354	$ 327

Amounts recognized in the accumulated other comprehensive income consist of:

December 31,	Pension Benefits 2009	Pension Benefits 2008	Other Benefits 2009	Other Benefits 2008
Prior service costs	$ –	$ –	$ 20	$ 20
Net actuarial loss (gain)	2,845	3,280	(16)	(16)
Deferred taxes	(967)	(1,115)	(1)	(1)
Net amount recognized	$ 1,878	$ 2,165	$ 3	$ 3

The accumulated benefit obligation for all defined benefit pension plans was $12,137 and $11,782 at December 31, 2009 and 2008, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

	Pension Benefits 2009	Pension Benefits 2008
Projected benefit obligation	$ 4	$ 4
Accumulated benefit obligation	4	4
Fair value of plan assets	–	–

Components of net periodic pension cost and other amounts recognized in other comprehensive income:

	Pension Benefits		
Years Ended December 31,	2009	2008	2007
Components of net periodic pension cost:			
Service cost	$ –	$ 209	$ 438
Interest cost	701	752	738
Expected return on plan assets	(819)	(985)	(962)
Amortization of prior service cost	–	–	1
Amortization of unrecognized net loss	194	86	141
Curtailment loss	–	30	–
Net periodic pension cost	$ 76	$ 92	$ 356

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

Net (gain) loss	(435)	624	175
Prior service cost	–	(52)	–
Deferred tax	148	(194)	(60)
Total recognized in other comprehensive income	(287)	378	115
Total recognized in net period pension cost and other comprehensive income	$ (211)	$ 470	$ 471

	Other Benefits		
Years Ended December 31,	2008	2008	2007
Components of net periodic pension cost:			
Service Cost	$ 5	$ 5	$ 5
Interest Cost	19	18	18
Amortization of prior service cost	7	7	7
Amortization of unrecognized net gain	–	–	–
Net periodic other benefit cost	31	30	30

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

Net loss (gain)	21	29	(11)
Prior service cost	(7)	(7)	(7)
Deferred tax	(5)	(7)	6
Total recognized in other comprehensive income	9	15	(12)
Total recognized in net period pension cost and other comprehensive income	$ 40	$ 45	$ 18

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $56. There is no estimated amortization of net loss for the defined benefit postretirement plan that will be amortized from accumulated other comprehensive income over the next fiscal year.

Weighted-average assumptions used to determine benefit obligations were as follows:

	Pension Benefits		Other Benefits	
December 31,	2009	2008	2009	2008
Discount rate	6.00%	6.00%	5.75%	6.00%
Expected long-term return on plan assets	8.50%	8.50%	–	–
Rate of compensation increase	–	3.50%	3.50%	3.50%

The expected long-term return on plan assets was determined using average historical returns of the Company's plan assets.

The Company's pension plan weighted-average asset allocations at December 31, 2009 and 2008, by asset category are as follows:

Plan Assets at December 31,

	2009	2008
Asset Category		
Equity securities	50.3%	45.3%
Corporate bonds	28.9	30.8
U.S. Government securities	18.7	21.6
Cash and cash equivalents	2.1	2.3
	100.0%	100.0%

Fair Value Measurement at December 31, 2009

Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Observable Inputs (Level II)	Significant Observable Inputs (Level III)
Cash	$ 219	$ 219	$ -	$ -
Equity securities:				
U.S. large cap	5,019	5,019	-	-
International	355	355	-	-
Fixed income securities:				
U.S. Treasuries	783	-	783	-
U.S. Government Agencies	1,220	-	1,220	-
Corporate bonds	3,089	-	3,089	-
Total	$ 10,685	$ 5,593	$ 5,092	$ -

The Company investment policies and strategies include:

1.) The Trust and Investment Division's equity philosophy is Large-Cap Core with a value bias. We invest in individual high-grade common stocks that are selected from our approved list.

2.) Diversification is maintained by having no more than 20% in any industry sector and no individual equity representing more than 10% of the portfolio.

3.) The fixed income style is conservative but also responsive to the various needs of our individual clients. For our "Fixed Income" securities, we buy U.S. Government bonds and Agencies or high-grade Corporate rated "A" or better. The Company targets the following allocation percentages: cash equivalents 10%, fixed income 40% and equities 50%.

There is no Company stock included in equity securities at December 31, 2009 or 2008.

Contributions

The Company does not expect to contribute to the Employees' Pension Plan in 2010 due to the curtailment of the Plan in June 2008. The Company expects to contribute $35 to its Postretirement Life Insurance Plan in 2010.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the next five years and in the aggregate for the five years thereafter:

	Pension Benefits	Other Benefits
2010	$ 616	$ 18
2011	620	18
2012	631	18
2013	689	19
2014	711	20
2015-2019	3,976	111

NOTE 17 — INCOME TAXES

The total income taxes in the Statements of Income are as follows:

Years Ended December 31,	2009	2008	2007
Currently payable	$ 1,828	$ 2,214	$ 1,968
Deferred provision (benefit)	60	244	(344)
Total	$ 1,888	$ 2,458	$ 1,624

A reconciliation of income taxes at statutory rates to applicable income taxes reported in the Statements of Income is as follows:

Years Ended December 31,	2009	2008	2007
Tax at statutory rate	$ 3,488	$ 3,764	$ 2,829
Reduction for non-taxable interest	(1,855)	(1,409)	(1,301)
Disallowed merger costs	146	-	-
Other additions	109	103	96
Applicable Income Taxes	$ 1,888	$ 2,458	$ 1,624

The components of the deferred income tax (benefit) provision, which result from temporary differences, are as follows:

Years Ended December 31,	2009	2008	2007
Accretion of discount on bonds	$ (42)	$ (6)	$ 18
Accelerated depreciation	355	316	21
Supplemental benefit plans	(8)	(46)	–
Allowance for loan losses	(368)	(196)	(192)
Purchase accounting accretion, net	390	-	-
Other-than-temporary impairment loss	(267)	-	-
Prepaid pension cost	-	7	(22)
Accrued liabilities	-	169	(169)
Total	$ 60	$ 244	$ (344)

The significant components of deferred tax assets and liabilities are as follows:

December 31,	2009	2008
Deferred tax assets:		
Allowance for loan losses	$ 1,967	$ 1,794
Accrued pension costs	494	616
Accrued supplemental benefit plans	54	46
Purchase accounting	1,627	-
Other-than-temporary impairment loss	267	-
AMT	79	-
Post retirement losses	2	1
Total Deferred Tax Assets	4,490	2,457
Deferred tax liabilities:		
Unrealized securities gains	1,183	116
Accumulated accretion	10	52
Accumulated depreciation	490	28
Total Deferred Tax Liabilities	1,683	196
Net Deferred Tax Assets	$ 2,807	$ 2,261

In management's opinion, the deferred tax assets are realizable in as much as there is a history of strong earnings and a carryback potential greater than the deferred tax assets. Management is not aware of any evidence that would preclude the realization of the benefit in the future and, accordingly, has not established a valuation allowance against the deferred tax assets.

NOTE 18 — ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income was $413, ($1,943) and ($822) at December 31, 2009, 2008 and 2007, respectively.

Other Comprehensive Income

Other comprehensive income (comprehensive income, excluding net income), beginning with the 2007 period, includes two components, the change in unrealized holding gains and losses on available for sale securities and the change in the unfunded pension liability. The components of other comprehensive income are reported net of related tax effects in the Consolidated Statements of Changes in Stockholders' Equity.

A reconciliation of other comprehensive income for the years ended December 31, 2009, 2008 and 2007 is as follows:

2009	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Unrealized gains on available-for-sale securities:			
Unrealized gains arising during the year	$ 3,221	$ (1,096)	$ 2,125
Less: Reclassification adjustment for gains realized in income	873	(297)	576
Recognition of other-than-temporary impairment losses	(787)	267	(520)
Net unrealized gains	3,135	(1,066)	2,069
Change in funded status of employee benefit plans	435	(148)	287
Other Comprehensive Income	$ 3,570	$ (1,214)	$ 2,356

2008	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Unrealized losses on available-for-sale securities:			
Unrealized losses arising during the year	$ (1,092)	$ 371	$ (721)
Less: Reclassification adjustment for gains realized in income	12	(5)	7
Net unrealized losses	(1,104)	376	(728)
Change in funded status of employee benefit plans	(595)	202	(393)
Other Comprehensive Income	$ (1,699)	$ 578	$ (1,121)

2007	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Unrealized losses on available-for-sale securities:			
Unrealized losses arising during the year	$ (38)	$ 13	$ (25)
Less: Reclassification adjustment for gains realized in income	49	(17)	32
Net unrealized losses	(87)	30	(57)
Change in funded status of employee benefit plans	(157)	54	(103)
Other Comprehensive Income	$ (244)	$ 84	$ (160)

NOTE 19 — COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, there are outstanding commitments and contingent liabilities, created under prevailing terms and collateral requirements such as commitments to extend credit, financial guarantees and letters of credit, which are not reflected in the accompanying Financial Statements. The Company does not anticipate any losses as a result of these transactions. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Balance Sheets.

The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

Financial instruments whose contract amounts represent credit risk at December 31, 2009 and 2008 are as follows:

	2009	2008
Commitments to extend credit:		
Fixed rate	$ 39,576	$ 26,396
Variable rate	$ 87,454	$ 92,935
Standby letters of credit	$ 16,091	$ 11,173

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have expiration dates of one year or less or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Various actions and proceedings are presently pending to which the Company is a party. Management is of the opinion that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on the financial position of the Company.

NOTE 20 — FAIR VALUE MEASUREMENTS

The following table sets forth the Company's financial assets that were accounted for at fair value and are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Level I - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level II- Observable inputs other than Level I prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active for identical or similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level III- Unobservable inputs that are supported by little or no market activity and significant to the fair value of the assets or liabilities that are developed using the reporting entities' estimates and assumptions, which reflect those that market participants would use.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

A description of the valuation methodologies used for financial assets measured at fair value on a recurring basis, as well as the classification of the assets pursuant to the valuation hierarchy, are as follows:

Securities Available-for-Sale

Securities classified as available-for-sale are reported using Level I, Level II and Level III inputs. Level I instruments generally include equity securities valued in accordance with quoted market prices in active markets. Level II instruments include U.S. government agency obligations, state and municipal bonds, mortgage-backed securities and corporate bonds. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. Level III instruments include certain non-public equity securities and real estate sold under contract. See Note 3 – Investment Securities for additional information.

Assets and liabilities measured at fair value on a recurring basis are summarized below.

	December 31, 2009			
	Level I	Level II	Level III	Total
Financial Assets:				
Securities available-for-sale	$ 7,786	$ 147,695	$ -	$ 155,481

During 2009, the Company recognized a $50 other-than-temporary impairment charge to an available-for-sale security that was in Level III at $50 during the year ended December 31, 2008.

Assets Measured at Fair Value on a Nonrecurring Basis

Disclosure of non-financial assets and non-financial liabilities became effective January 1, 2009. Certain non-financial assets and non-financial liabilities, measured at fair value on a non-recurring basis, include foreclosed assets, goodwill and intangible assets.

A description of the valuation methodologies and classification levels used for non-financial assets and non-financial liabilities measured at fair value on a nonrecurring basis are listed below.

Goodwill and Other Identifiable Intangibles

The Company employs general industry practices in evaluating the fair value of its goodwill and other identifiable intangibles. The Company calculates the fair value, with the assistance of a third party specialist, using a combination of the following valuation methods: dividend discount analysis under the income approach, which calculates the present value of all excess cash flows plus the present value of a terminal value and market multiples (pricing ratios) under the market approach. Management has performed its initial review of goodwill and other identifiable intangibles and concluded no impairment had occurred.

Other Real Estate Owned

Foreclosed real estate of $405 were adjusted to fair values with any impairment charge, included in earnings for the year. Foreclosed real estate, which are considered to be non-financial assets, have been valued using a market approach. The values were determined using market prices of similar real estate assets, which the Company considered to be Level II inputs.

Certain assets measured at fair value on a non-recurring basis are presented below:

	Fair Value Measurement Using			
	Quoted Prices in Active Markets for Identical Assets/Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs	Balance December 31, 2009
	Level I	Level II	Level III	Total
Assets				
Core deposit intangible	$ -	$ -	$ 1,751	$ 1,751
Goodwill	-	-	26,398	26,398
Other real estate owned	-	405	123	528
Total non-financial assets	$ -	$ 405	$ 28,272	$ 28,677

A reconciliation of items in Level III is as follows:

	Non-Financial Assets			
	Core deposit intangible	Goodwill	Real estate sold under contract	Total
Balance December 31, 2008	$ -	$ -	$ -	$ -
Additions due to the Merger	2,027	26,398	129	28,554
Amortization of core deposit intangible	(276)	-	-	(276)
Payments received on real estate sold	-	-	(6)	(6)
Balance December 31, 2009	$ 1,751	$ 26,398	$ 123	$ 28,272

Disclosures about Fair Value of Financial Instruments

General Accepted Accounting Principals (GAAP) requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Company, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Company's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities, except for certain loans and investments. Therefore, the Company had to use significant estimates and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Estimated fair values have been determined by the Company using the best available data and an estimation methodology suitable for each category of financial instruments. The estimation methodologies used at December 31, 2009 and December 31, 2008 are outlined below. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed in the fair value measurements section above. The estimated fair value approximates carrying value for cash and cash equivalents, accrued interest and the cash surrender value of life insurance policies. The methodologies for other financial assets and financial liabilities are discussed below:

Short-term financial instruments

The carrying value of short-term financial instruments including cash and due from banks, federal funds sold, interest-bearing deposits in banks and other short-term investments and borrowings, approximates the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities with interest rates that approximate market rates.

Investment securities held-to-maturity

The estimated fair values of investment securities held to maturity are based on quoted market prices, provided by independent third parties that specialize in those investment sectors. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments.

Loans

The loan portfolio, net of unearned income, has been valued by a third party specialist using quoted market prices, if available. When market prices were not available, a credit risk based present value discounted cash flow analysis was utilized. The primary assumptions utilized in this analysis are the discount rate based on the libor curve, adjusted for credit risk, and prepayment estimates based on factors such as refinancing incentives, age of the loan and seasonality. These assumptions were applied by loan category and different spreads were applied based upon prevailing market rates by category.

Deposits

The estimated fair values of demand deposits (i.e., interest and non-interest bearing checking accounts, savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The fair value for certificates of deposit was calculated by an independent third party by discounting contractual cash flows using current market rates for instruments with similar maturities, using a credit based risk model. The carrying amount of accrued interest receivable and payable approximates fair value.

Long-term borrowings

The amounts assigned to long-term borrowings was based on quoted market prices, when available, or were based on discounted cash flow calculations using prevailing market interest rates for debt of similar terms.

The carrying and fair values of certain financial instruments were as follows.

	December 31, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 13,374	$ 13,374	$ 9,355	$ 9,355
Investment securities available- for-sale	155,481	155,481	94,996	94,996
Investment securities held-to-maturity	46,851	49,054	62,484	64,678
Loans, net	597,670	606,814	435,873	441,369
Cash surrender value of life insurance	14,380	14,380	7,684	7,684
Demand deposits	439,515	439,515	315,149	315,149
Time deposits	205,919	208,205	109,576	110,661
Short-term borrowings	45,598	45,598	53,359	53,359
Long-term borrowings	68,094	69,853	72,720	75,415
Standby Letters of Credit	$ (161)	$ (161)	$ (112)	$ (112)

NOTE 21 — OPERATING LEASES

The Company leases the land upon which the Mount Pocono Office was built and the land upon which a drive-up ATM was built on Meadow Avenue, Scranton. The Company also leases space at several locations which are being used as remote banking facilities. Rental expense was $87 in 2009, $85 in 2008 and $83 in 2007. All leases contain renewal options. The Mount Pocono and the Meadow Avenue leases contain the right of first refusal for the purchase of the properties and provisions for annual rent adjustments based upon the Consumer Price Index.

Future minimum rental commitments under these leases at December 31, 2009 are as follows:

	Mount Pocono	Meadow Avenue	ATM Sites	Total
2010	$ 58	$ 23	$ 6	$ 87
2011	25	8	6	39
2012	–	–	–	–
2013	–	–	–	–
2014 and beyond	–	–	–	–
Total minimum payments required	$ 83	$ 31	$ 12	$ 126

NOTE 22 — LOANS TO DIRECTORS, PRINCIPAL OFFICERS AND RELATED PARTIES

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. A summary of loans to directors, principal officers and related parties is as follows:

Years Ended December 31,	2009	2008
Beginning Balance	$ 10,016	$ 9,703
Additions	4,083	3,584
Reclassifications	(20)	–
Collections	(1,012)	(3,271)
Ending Balance	$ 13,067	$ 10,016

In addition to the loan amounts shown above, the Bank has issued standby letters of credit for the accounts of related parties in the amount of $7,802.

NOTE 23 — REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company and the Bank's Consolidated Financial Statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the Capital Adequacy table on the following page) of Tier I and Total Capital to risk-weighted assets and of Tier I Capital to average assets (Leverage ratio). The table also presents the Company's actual capital amounts and ratios. Management believes, as of December 31, 2009, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of June 30, 2009, the most recent notification from the Bank's regulators categorized the Company as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the Company must maintain minimum Tier I Capital, Total Capital and Leverage ratios as set forth in the Capital Adequacy table. There are no conditions or events since that notification that management believes have changed the Company's categorization by the FDIC.

The Company and Bank are also subject to minimum capital levels, which could limit the payment of dividends, although the Company and Bank currently have capital levels which are in excess of minimum capital level ratios required.

The Pennsylvania Banking Code restricts capital funds available for payment of dividends to the retained earnings of the Bank. The balances in the capital stock and surplus accounts are unavailable for dividends.

In addition, the Bank is subject to restrictions imposed by Federal law on certain transactions with the Company's affiliates. These transactions include extensions of credit, purchases of or investments in stock issued by the affiliate, purchases of assets subject to certain exceptions, acceptance of securities issued by an affiliate as collateral for loans, and the issuance of guarantees, acceptances, and letters of credit on behalf of affiliates. These restrictions prevent the Company's affiliates from borrowing from the Bank unless the loans are secured by obligations of designated amounts. Further, the aggregate of such transactions by the Bank with a single affiliate is limited in amount to 10 percent of the Bank's Capital Stock and Surplus, and the aggregate of such transactions with all affiliates is limited to 20 percent of the Bank's Capital Stock and Surplus. The Federal Reserve System has interpreted "Capital Stock and Surplus" to include undivided profits.

	Actual			**Regulatory Requirements**						
				For Capital Adequacy Purposes				To Be "Well Capitalized"		
As of December 31, 2009	Amount	Ratio		Amount		Ratio		Amount		Ratio
Total Capital (to Risk Weighted Assets)										
PFSC (Company)	$ 95,492	16.90%	≥	$ 45,198	≥	8.0%	≥	$ 56,497	≥	10.0%
PSB (Bank)	$ 92,077	16.31%	≥	$ 45,170	≥	8.0%	≥	$ 56,463	≥	10.0%
Tier 1 Capital (to Risk Weighted Assets)										
PFSC (Company)	$ 89,192	15.79%	≥	$ 22,599	≥	4.0%	≥	$ 33,898	≥	6.0%
PSB (Bank)	$ 85,777	15.19%	≥	$ 22,585	≥	4.0%	≥	$ 33,878	≥	6.0%
Tier 1 Capital (to Average Assets)										
PFSC (Company)	$ 89,192	11.48%	≥	$ *	≥	*	≥	$ 38,846	≥	5.0%
PSB (Bank)	$ 85,777	11.09%	≥	$ *	≥	*	≥	$ 38,658	≥	5.0%

PFSC - *3.0% ($22,308), 4.0% ($31,077) or 5.0% ($38,846) depending on the bank's CAMELS Rating and other regulatory risk factors.
PSB - *3.0% ($23,195), 4.0% ($30,926) or 5.0% ($38,658) depending on the bank's CAMELS Rating and other regulatory risk factors.

	Actual			**Regulatory Requirements**						
				For Capital Adequacy Purposes				To Be "Well Capitalized"		
As of December 31, 2008	Amount	Ratio		Amount		Ratio		Amount		Ratio
Total Capital (to Risk Weighted Assets)										
PFSC (Company)	$ 80,630	19.81%	≥	$ 32,570	≥	8.0%	≥	$ 40,712	≥	10.0%
PSB (Bank)	$ 77,275	19.03%	≥	$ 32,486	≥	8.0%	≥	$ 40,607	≥	10.0%
Tier 1 Capital (to Risk Weighted Assets)										
PFSC (Company)	$ 75,544	18.56%	≥	$ 16,285	≥	4.0%	≥	$ 24,427	≥	6.0%
PSB (Bank)	$ 72,197	17.78%	≥	$ 16,243	≥	4.0%	≥	$ 24,364	≥	6.0%
Tier 1 Capital (to Average Assets)										
PFSC (Company)	$ 75,544	12.26%	≥	$ *	≥	*	≥	$ 30,813	≥	5.0%
PSB (Bank)	$ 72,197	11.73%	≥	$ *	≥	*	≥	$ 30,765	≥	5.0%

PFSC - *3.0% ($18,488), 4.0% ($24,651) or 5.0% ($30,813) depending on the bank's CAMELS Rating and other regulatory risk factors.
PSB - *3.0% ($18,459), 4.0% ($24,612) or 5.0% ($30,765) depending on the bank's CAMELS Rating and other regulatory risk factors.

NOTE 24 — PENSECO FINANCIAL SERVICES CORPORATION (PARENT CORPORATION)

The condensed Company-only information follows:

BALANCE SHEETS

December 31,	2009	2008
Cash	$ 16	$ 16
Interest bearing balances with banks	2,240	2,085
Cash and Cash Equivalents	2,256	2,101
Investment in bank subsidiary	113,840	70,300
Equity investments	1,352	1,239
Other assets	23	2
Total Assets	**$ 117,471**	**$ 73,642**
Total Liabilities	**$ 74**	**$ -**
Total Stockholders' Equity	**117,397**	**73,642**
Total Liabilities and Stockholders' Equity	**$ 117,471**	**$ 73,642**

STATEMENTS OF INCOME

Years Ended December 31,	2009	2008	2007
Dividends from bank subsidiary	$ 5,031	$ 3,565	$ 3,394
Dividends on investment securities	40	91	99
Interest on balances with banks	11	19	40
Impairment losses on investment securities	(787)	-	-
Gain on sale of equities	4	1	49
Total income	4,299	3,676	3,582
Other non-interest expense	13	18	40
(Benefit) provision for income taxes	(294)	26	48
Net income before undistributed earnings of bank subsidiary	4,580	3,632	3,494
Undistributed earnings of bank subsidiary	3,792	4,981	3,204
Net Income	**$ 8,372**	**$ 8,613**	**$ 6,698**

STATEMENTS OF CASH FLOWS

Years Ended December 31,	2009	2008	2007
Operating Activities:			
Net income	$ 8,372	$ 8,613	$ 6,698
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income tax benefit	(268)	-	-
Gain on sale of equities	(4)	(1)	(49)
Other-than-temporary impairment loss	787	-	-
Equity in undistributed net income of bank subsidiary	(3,792)	(4,981)	(3,204)
Increase in other assets	(23)	-	-
(Decrease) increase in other liabilities	(4)	(48)	23
Net cash provided by operating activities	**5,068**	**3,583**	**3,468**
Investing Activities:			
Purchase of equity investments	-	-	(1,055)
Proceeds from sales of equity securities	118	1,158	351
Special dividend received from subsidiary	17,405	-	-
Cash paid in merger	(17,405)	-	-
Net cash provided (used) by investing activities	**118**	**1,158**	**(704)**
Financing Activities:			
Cash dividends paid	(5,031)	(3,565)	(3,394)
Net cash used by financing activities	**(5,031)**	**(3,565)**	**(3,394)**
Net increase (decrease) in cash and cash equivalents	155	1,176	(630)
Cash and cash equivalents at January 1	2,101	925	1,555
Cash and cash equivalents at December 31	**$ 2,256**	**$ 2,101**	**$ 925**

NOTE 25 — MERGER

An Agreement and Plan of Merger (the Agreement) by and between the Company, the Bank and Old Forge Bank, was entered into on December 5, 2008. The Agreement provided for, among other things, the Company to acquire 100% of the outstanding common shares of Old Forge Bank through a two-step merger transaction (the Merger). The Company consummated the acquisition of Old Forge Bank on April 1, 2009, at which time Old Forge Bank was merged with and into the Bank. Following the Merger, the Bank continues to operate as a banking subsidiary of the Company.

Shareholders of Old Forge Bank were entitled to receive the merger consideration in either cash or shares of Company common stock, or any combination thereof, subject to certain limitations and allocation procedures set forth in the Agreement. The per share amount was calculated from the cash consideration and the value of the stock consideration based on the Company's closing price of the Company's common stock over a fixed period of time, as provided for in the Agreement.

Old Forge Bank was an independent $215 million community bank, operating from three locations in Lackawanna and Luzerne Counties of Pennsylvania. As a result of the Merger, the Company is now an $883 million financial institution serving Northeastern Pennsylvania from 12 locations. Management of the Company believes that the combined entity is in a more favorable position to compete with local and regional banks in the marketplace.

There was approximately $26.4 million of goodwill created in the Merger, largely based on the Company's evaluation of the business growth opportunities inherent in the Old Forge Bank customer base, as well as operating synergies and economy of scale resulting from the Merger. None of the goodwill is expected to be deductible for income tax purposes.

The following table summarizes the consideration paid for Old Forge Bank and the identifiable assets acquired and liabilities assumed at acquisition date.

	April 1, 2009
Consideration	
Cash	$ 17,405
Common Stock issued – 1,128,079 shares of the Company, net of issuance costs of $184	38,058
Fair value of consideration transferred	$ 55,463

The fair value of the 1,128,079 common shares of the Company issued as part of the consideration paid to former Old Forge Bank shareholders was $38,058, determined by use of the weighted average price of Company shares traded on March 31, 2009 ($33.90 per share). The Company believes that the weighted average price of the Company stock traded on March 31, 2009 is the best indication of value since the Company's common stock is not a heavily traded security.

Acquisition-related costs recorded in the income statement of the acquirer for the year ended December 31, 2009.	$ 1,550
Acquisition-related costs recorded as an offset to surplus of the acquirer as of December 31, 2009.	$ 184
Recognized amounts of identifiable assets acquired and liabilities assumed on April 1, 2009 are:	
Cash	$ 4,760
Investments	32,095
Loans	159,949
Property and equipment	1,576
Core Deposit Intangible	2,027
All other assets	12,193
Identifiable Assets	212,600
Deposits	177,018
Borrowings	5,000
All other liabilities	1,517
Identifiable Liabilities	183,535
Identifiable net assets	29,065
Goodwill	26,398
Total consideration transferred	$ 55,463

The fair value of the financial assets acquired included loans receivable with a gross amortized cost basis of $166,348 at April 1, 2009.

The table below illustrates the fair value adjustments made to the amortized cost basis in order to present the fair value of the loans acquired.

Gross amortized cost basis at April 1, 2009	$ 166,348
Market rate adjustment	640
Credit fair value adjustment in pools of homogeneous loans	(5,648)
Credit fair value adjustment on distressed loans	(1,391)
Fair value of purchased loans at April 1, 2009	$ 159,949

Pro Forma Balance Sheet
As of December 31, 2008

	Penseco Financial Services Corporation 12/31/2008	Old Forge Bank 12/31/2008	Eliminations	Marks / Costs	Adjustments	Pro Forma 12/31/2008
Cash and Equivalents	$ 9,355	$ 4,275				$ 13,630
Securities	157,480	40,033				197,513
Gross Loans	441,148	169,789		(7,828) (d)		603,109
Loan Loss Reserves	(5,275)	(1,429)	1,429 (a)			(5,275)
Goodwill	-	-			26,398 (j)	26,398
Other Intangibles	41	150	(150) (b)		2,027 (k)	2,068
Buildings and Furniture,						
Fixtures & Equipment	10,391	1,701		(132) (e)		11,960
Other Assets	15,827	8,743		1,853 (f)	(17,405) (i)	9,018
Total Assets	$ 628,967	$ 223,262				$ 858,421
Deposits	$ 424,725	$ 180,458		929 (g)		606,112
Borrowings	126,079	7,500				133,579
Other Liabilities	4,521	1,825		684 (h)		7,030
Total Liabilities	555,325	189,783				746,721
Common Equity	73,642	33,479	(33,479) (c)		38,058 (l)	111,700
Total Equity	73,642	33,479				111,700
Total Liabilities & Equity	$ 628,967	$ 223,262				$ 858,421

Footnotes:
(a) Elimination of loan loss reserve
(b) Elimination of Old Forge Bank's intangible assets
(c) Elimination of Old Forge Bank's common equity
(d) Fair value adjustment for loans
(e) Buildings and Furniture, Fixtures & Equipment fair value adjustment
(f) Deferred tax adjustments related to fair value adjustment
(g) Fair value adjustment for certificates of deposits
(h) Fair value adjustment for unrecorded contingent liability
(i) Escrowed purchase price related to cash component
(j) Goodwill created in the transaction
(k) Fair value adjustment for core deposit intangible
(l) Purchase price related to the equity interest transferred

Pro Forma Income Statement
For the Twelve Months Ended December 31, 2009

	Penseco Financial Services Corporation 12/31/2009	Old Forge Bank 12/31/2009	Adjustments		Pro Forma 12/31/2009
Interest and fees on loans	$ 32,399	$ 2,524	$ 184	(a)	$ 35,107
Interest and dividends on investments	7,740	377	(30)	(b)	8,087
Interest on Federal funds sold	-	1			1
Interest on balances with banks	12	-			12
Total Interest Income	40,151	2,902	154		43,207
Interest on deposits	6,541	897	(58)	(c)	7,380
Interest on borrowed funds	3,039	9			3,048
Total Interest Expense	9,580	906	(58)		10,428
Net Interest Income	30,571	1,996	212		32,779
Provision for loan losses	2,260	75			2,335
Net Interest Income After Provision for Loan Losses	28,311	1,921	212		30,444
Service charges on deposits	1,939	80			2,019
Other non-interest income	8,344	97			8,441
Impairment losses on investment securities	(787)	-			(787)
Realized gains (losses) on securities	873	-			873
Total Non-Interest Income	10,369	177			10,546
Salaries and employee benefits	12,551	696			13,247
Expense of premises and equipment	3,246	146			3,392
Other non-interest expense	11,073	428	61	(d)	11,562
Total Non-Interest Expenses	26,870	1,270	61		28,201
Income before income taxes	11,810	828	151		12,789
Applicable income taxes	2,269	315	51		2,635
Net Income	$ 9,541 (f)	$ 513 (f)	$ 100		$ 10,154
Earnings Per Share	$ 4.44	$ 0.92		(e)	$ 3.10

Footnotes:

(a) Accretion of loan fair value adjustment
(b) Opportunity cost of cash paid to Old Forge shareholders at 0.70% rate
(c) Amortization of certificate of deposit fair value adjustment
(d) Amortization of core deposit intangible over a 10 year period using the sum-of-the-years-digits method
(e) Pro Forma EPS based on weighted average shares outstanding of 3,276,079
(f) Excludes merger related costs of $1,550 and $451 and related tax effect incurred by Penseco and Old Forge Bank, respectively

Pro Forma Income Statement
For the Twelve Months Ended December 31, 2008

	Penseco Financial Services Corporation 12/31/2008	Old Forge Bank 12/31/2008	Adjustments		Pro Forma 12/31/2008
Interest and fees on loans	$ 26,218	$ 10,184	$ 735	(a)	$ 37,137
Interest and dividends on investments	7,583	1,779	(122)	(b)	9,240
Interest on Federal funds sold	29	33			62
Interest on balances with banks	68	-			68
Total Interest Income	33,898	11,996	613		46,507
Interest on deposits	6,973	4,361	(364)	(c)	10,970
Interest on borrowed funds	3,857	47			3,904
Total Interest Expense	10,830	4,408	(364)		14,874
Net Interest Income	23,068	7,588	977		31,633
Provision for loan losses	861	300			1,161
Net Interest Income After Provision for Loan Losses	22,207	7,288	977		30,472
Service charges on deposits	1,477	486			1,963
Other non-interest income	9,547	293			9,840
Realized gains (losses) on securities	12	20			32
Total Non-Interest Income	11,036	799			11,835
Salaries and employee benefits	10,157	2,824			12,981
Expense of premises and equipment	2,703	543			3,246
Other non-interest expense	9,312	1,635	243	(d)	11,190
Total Non-Interest Expenses	22,172	5,002	243		27,417
Income before income taxes	11,071	3,085	734		14,890
Applicable income taxes	2,458	565	250		3,273
Net Income	$ 8,613	$ 2,520	$ 484		$ 11,617
Earnings Per Share	$ 4.01	$ 4.51			$ 3.55

Footnotes:

(a) Accretion of loan fair value adjustment
(b) Opportunity cost of cash paid to Old Forge shareholders at 0.70% rate
(c) Amortization of certificate of deposit fair value adjustment
(d) Amortization of core deposit intangible over a 10 year period using the sum-of-the-years-digits method
(e) Pro Forma EPS based on Pro Forma shares outstanding of 3,276,079

Pro Forma Income Statement
For the Twelve Months Ended December 31, 2007

	Penseco Financial Services Corporation 12/31/2007	Old Forge Bank 12/31/2007	Adjustments		Pro Forma 12/31/2007
Interest and fees on loans	$ 26,429	$ 10,447	$ 735	(a)	$ 37,611
Interest and dividends on investments	7,079	1,820	(122)	(b)	8,777
Interest on Federal funds sold	456	71			527
Interest on balances with banks	365	-			365
Total Interest Income	34,329	12,338	613		47,280
Interest on deposits	9,375	4,703	(364)	(c)	13,714
Interest on borrowed funds	3,364	38			3,402
Total Interest Expense	12,739	4,741	(364)		17,116
Net Interest Income	21,590	7,597	977		30,164
Provision for loan losses	657	150			807
Net Interest Income After Provision for Loan Losses	20,933	7,447	977		29,357
Service charges on deposits	1,014	594			1,608
Other non-interest income	7,657	546			8,203
Realized gains (losses) on securities	49	(13)			36
Total Non-Interest Income	8,720	1,127			9,847
Salaries and employee benefits	9,118	2,947			12,065
Expense of premises and equipment	2,586	493			3,079
Other non-interest expense	9,627	1,417	243	(d)	11,287
Total Non-Interest Expenses	21,331	4,857	243		26,431
Income before income taxes	8,322	3,717	734		12,773
Applicable income taxes	1,624	656	250		2,530
Net Income	$ 6,698	$ 3,061	$ 484		$ 10,243
Earnings Per Share	$ 3.12	$ 5.48			$ 3.13

Footnotes:

(a) Accretion of loan fair value adjustment
(b) Opportunity cost of cash paid to Old Forge shareholders at 0.70% rate
(c) Amortization of certificate of deposit fair value adjustment
(d) Amortization of core deposit intangible over a 10 year period using the sum-of-the-years-digits method
(e) Pro Forma EPS based on Pro Forma shares outstanding of 3,276,079

NOTE 26 — SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net Interest Income	$ 5,998	$ 8,040	$ 8,143	$ 8,390
Provision for Loan Losses	996	235	342	687
Non-Interest Income	2,410	2,771	3,143	2,045
Non-Interest Expenses and Taxes	6,971	7,707	7,849	7,781
Net Income	441	2,869	3,095	1,967
Earnings Per Share	$ .21	$ .88	$ .94	$ .60

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net Interest Income	$ 5,577	$ 5,667	$ 5,828	$ 5,996
Provision for Loan Losses	235	216	167	243
Non-Interest Income	3,618	2,364	2,986	2,068
Non-Interest Expenses and Taxes	6,003	5,887	6,405	6,335
Net Income	2,957	1,928	2,242	1,486
Earnings Per Share	$ 1.38	$ .90	$ 1.04	$ .69

MMQ
Francis J. Merkel, CPA
Joseph J. Quinn, CPA/ABV, CVA
Daniel J. Gerrity, CPA
Mary Ann E. Novak, CPA

McGrail Merkel Quinn & Associates
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Penseco Financial Services Corporation

We have audited the accompanying consolidated balance sheets of Penseco Financial Services Corporation and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Penseco Financial Services Corporation and subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Penseco Financial Services Corporation and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 12, 2010 expressed an unqualified opinion on the effectiveness of Penseco Financial Services Corporation's internal control over financial reporting.

/S/ McGrail Merkel Quinn & Associates
Scranton, Pennsylvania
March 12, 2010

RSM McGladrey Network
An Independently Owned Member
Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510 570 961-0345 Fax: 570 961-8650
www.mmq.com

MMQ
Francis J. Merkel, CPA
Joseph J. Quinn, CPA/ABV, CVA
Daniel J. Gerrity, CPA
Mary Ann E. Novak, CPA

McGrail Merkel Quinn & Associates
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Penseco Financial Services Corporation

We have audited Penseco Financial Services Corporation and subsidiary's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Penseco Financial Services Corporation and subsidiary's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that *(a)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; *(b)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and *(c)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

RSM McGladrey Network
An Independently Owned Member
Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510 570 961-0345 Fax: 570 961-8650
www.mmq.com

In our opinion, Penseco Financial Services Corporation and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Penseco Financial Services Corporation and subsidiary and our report dated March 12, 2010 expressed an unqualified opinion.

/S/ McGrail Merkel Quinn & Associates
Scranton, Pennsylvania
March 12, 2010

RSM McGladrey Network
An Independently Owned Member
Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510 570 961-0345 Fax: 570 961-8650
www.mmq.com

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on matters of accounting principles or practices or financial statement disclosures in 2009 or 2008.

ITEM 9A CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Finance Division Head, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) under the Securities Exchange Act of 1934. Based upon this evaluation, our Chief Executive Officer and our Finance Division Head concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report. Management's annual report on internal control over financial reporting is included below.

The Company continually assesses the adequacy of its internal control over financial reporting and enhances its controls in response to internal control assessments, and internal and external audit and regulatory recommendations. No change in internal control over financial reporting during the quarter ended December 31, 2009, or through the date of this Annual Report on Form 10-K, have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Penseco Financial Services Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Penseco Financial Services Corporation's internal control system over financial reporting was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer and Finance Division Head, has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Controls-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2009, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by McGrail, Merkel, Quinn & Associates, an independent registered public accounting firm, as stated in their report appearing on page 67.

ITEM 9B OTHER INFORMATION

None

PART III

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Code of Ethical Conduct

The Company has a Code of Ethical Conduct applicable to all employees including the Company's Principal Executive Officer and Principal Financial Officer (Finance Division Head). The purpose of the Code is to promote honest and ethical conduct, full and fair disclosures of financial information, compliance with laws and regulations and accountability for actions.

A copy of the Code of Ethics may be obtained, without charge, on our website (www.pennsecurity.com) or by contacting:

Patrick Scanlon, Senior Vice President, Finance Division Head
Penseco Financial Services Corporation
150 North Washington Avenue
Scranton, PA 18503-1848
1-800-327-0394

AUDIT COMMITTEE FINANCIAL EXPERT

The information required by this Item as to Directors of the Company contained under the headings "Stock Ownership", Item 1 "Election of Directors", "Corporate Governance" and "Certain Relationships and Related Transactions" within the Proxy Statement relating to the Company's Annual Meeting of Shareholders, to be held May 4, 2010, (the "Proxy Statement") is incorporated herein by reference.

The information required by this item as to the Audit Committee's financial expert (or lack thereof) is incorporated herein by reference to the section entitled "Corporate Governance-Committees of the Board of Directors" in the Proxy Statement.

ITEM 11 EXECUTIVE COMPENSATION

The information contained under the headings "Executive Compensation", "Director Compensation", "Compensation Discussion and Analysis", "Compensation and Benefits Committee Report" and "Compensation Committee Interlocks and Insider Participation" in the Proxy Statement is incorporated herein by reference.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained under the heading "Stock Ownership" in the Proxy Statement is incorporated herein by reference.

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained under the headings "Certain Relationships and Related Transactions" and "Corporate Governance" and "Item 1- Election of Directors" in the Proxy Statement is incorporated herein by reference.

ITEM 14 PRINCIPAL ACCOUNTING FEES AND SERVICES

The information contained under the heading "Item 2 - Ratification of Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15 EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements - The following financial statements are incorporated by reference in Part II, Item 8 hereof:

Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flows
General Notes to Financial Statements
Report of Independent Registered Public Accounting Firm

(2) Financial Statement Schedules - The Financial Statement Schedules are incorporated by reference in Part II, Item 8 hereof.

(3) Exhibits

The following exhibits are filed herewith or incorporated by reference as part of this Annual Report.

3(i) Articles of Incorporation (Incorporated herein by reference to Exhibit 3(i) of Registrant's report on Form 10-K filed with the SEC on March 30, 1998.)

3(ii) Amended and restated By-Laws (Incorporated herein by reference to Exhibit 3.2 of Registrant's current report on Form 8-K filed with the SEC on May 11, 2009.

10 Material contracts (Incorporated herein by reference to Exhibit 10 of Registrant's report on Form 10-K filed with the SEC on March 16, 2006.)

14 Code of Ethics (Incorporated herein by reference to Exhibit 10 of Registrant's report on Form 10-K filed with the SEC on March 16, 2006.)

21 Subsidiaries of the registrant (Incorporated herein by reference to Exhibit 21 of Registrant's report on Form 10-K filed with the SEC on March 30, 1998.)

31 Certifications required under Section 302 of the Sarbanes-Oxley Act of 2002

32 Certifications required under Section 906 of the Sarbanes-Oxley Act of 2002

(b) The exhibits required to be filed by this Item are listed under Item 15(a)(3), above.

(c) There are no financial statement schedules required to be filed under this item.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 12, 2010.

By: /s/ Craig W. Best
Craig W. Best
President and CEO

By: /s/ Patrick Scanlon
Patrick Scanlon
Senior Vice President, Finance Division Head

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 12, 2010.

By: /s/ Craig W. Best
Craig W. Best
President and CEO

By: /s/ Edwin J. Butler
Edwin J. Butler
Director

By: /s/ Joseph G. Cesare, M.D.
Joseph G. Cesare, M.D.
Director

By: /s/ Richard E. Grimm
Richard E. Grimm
Director

By: /s/ Russell C. Hazelton
Russell C. Hazelton
Director

By: /s/ D. William Hume
D. William Hume
Director, Chairman of the Board

By: /s/ James G. Keisling
James G. Keisling
Director

By: /s/ P. Frank Kozik
P. Frank Kozik
Director

By: /s/ Robert J. Mellow
Robert J. Mellow
Director

By: /s/ Robert W. Naismith, Ph. D.
Robert W. Naismith, Ph.D.
Director

By: /s/ James B. Nicholas
James B. Nicholas
Director

By: /s/ Emily S. Perry
Emily S. Perry
Director

By: /s/ Sandra C. Phillips
Sandra C. Phillips
Director

By: /s/ Otto P. Robinson, Jr.
Otto P. Robinson, Jr.
Director

By: /s/ Jerry J. Weinberger
Jerry J. Weinberger
Director

By: /s/ Steven L. Weinberger
Steven L. Weinberger
Director

CERTIFICATIONS

I, Craig W. Best, certify that:

1. I have reviewed this annual report on Form 10-K of Penseco Financial Services Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2010

/s/ Craig W. Best

Craig W. Best
President and CEO

I, Patrick Scanlon, certify that:

1. I have reviewed this annual report on Form 10-K of Penseco Financial Services Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2010

/s/ Patrick Scanlon

Patrick Scanlon
Senior Vice President, Finance Division Head

CERTIFICATION OF PERIODIC FINANCIAL REPORT PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of Penseco Financial Services Corporation (the "Company") certifies to the best of his knowledge that:

(1) The Annual Report on Form 10-K of the Company for the year ended December 31, 2009 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Act"); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as for the dates and for the periods referred to in the Form 10-K.

/s/ Craig W. Best

Craig W. Best
President and CEO
March 12, 2010

CERTIFICATION OF PERIODIC FINANCIAL REPORT PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of Penseco Financial Services Corporation (the "Company") certifies to the best of his knowledge that:

(1) The Annual Report on Form 10-K of the Company for the year ended December 31, 2009 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Act"); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as for the dates and for the periods referred to in the Form 10-K.

/s/ Patrick Scanlon

Patrick Scanlon
Senior Vice President, Finance Division Head
March 12, 2010